Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

1.	IDENTITY OF COMPANY

1.1	Name and Address of Company

Medicure Inc. (the “Company”)

2 – 1250 Waverley Street

Winnipeg, Manitoba

R3T 6C6

1.2	Executive Officer

James Kinley, Chief Financial Officer of the Company is knowledgeable about the significant acquisition to which this business acquisition report relates (the “Report”) and may be contacted at 204-487-7412.

2.	DETAILS OF ACQUISITION

2.1	Nature of Acquisition

The Acquisition

Further to its press releases of November 18, 2016 and December 1, 2016, the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests (the “Acquisition”) in Apicore, Inc. and Apicore LLC. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore is a leading process research and development and Active Pharmaceutical Ingredients (“APIs”) manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brings the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition.

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The Company acquired 4,717,000 Series A Preferred Shares and 1,250,000 Warrants to purchase Class D Common Shares in Apicore, Inc. from certain investors in Apicore, Inc. Medicure Mauritius Limited acquired 4,717,000 Series A Preferred Interests and 1,250,000 Warrants to purchase Class D Common Interests in Apicore LLC, from Apigen Investments Limited. Apicore LLC is the holding company of Apicore Pharmaceuticals Private Limited which conducts the business of Apicore in India and Apigen is a Mauritius holding Company, who has minimal business activities outside of those of its subsidiary. Apigen incurred expenses of approximately USD$23,000 for the year ended December 31, 2015 which are included in the financial statements in the appendices of the Report. The Company has begun the process of exchanging its interests in Apicore LLC for shares of Apigen, which will ultimately result in the Company owning 64% of Apigen and as a result has filed the financial statements of Apigen herein. The Warrants are exercisable into Class D Common Shares of Apicore, Inc. and Class D Common Interests of Apicore LLC, in each case at $0.01 each and are effectively ownership interests in Apicore. The capital structures for Apicore are included in the financial statements which are attached to the Report in the appendices.

The financial statements of Apigen included with this Report consolidate the financial statements of Apicore LLC as at the date thereof and for each of the periods described therein.  Apigen does not have any operations outside its ownership of Apicore LLC and accordingly the financial statements of Apigen reflect the financial position and the results of operations of Apicore LLC at the dates of such financial statements and for the periods described therein, with the exception of (i) expenses incurred by Apigen of approximately US$23,000 for the year ended December 31, 2015, and (ii) approximately $19,000 of expenses for the nine months ended September 30, 2016.

Prior to the Acquisition, Medicure held, directly or indirectly, approximately 5% ownership in Apicore. This initial ownership interest and the option rights were obtained for the Company’s lead role in structuring and participating in a majority interest purchase and financing of Apicore that occurred on July 3, 2014.

Medicure continues to have additional option rights until July 3, 2017 to acquire additional shares in Apicore, Inc. and Apicore LLC (with the option to purchase additional interests in Apicore LLC to become an option to purchase equivalent shares of Apigen if the reorganization described above is completed) at predetermined prices consistent with the value reflected in the Acquisition.

Business of Apicore

Apicore is a private, New Jersey based developer and manufacturer of specialty APIs and pharmaceuticals, including over 15 Abbreviated New Drug Applications (“ANDAs”), one of which, is partnered with Medicure and two of which have been approved by the United States Food and Drug Administration (“FDA”). Apicore has two FDA approved facilities. In the United States, the Somerset, New Jersey facility can produce volumes from a few grams up to 200kg and in India, the Vadodara, Gujarat facility can produce volumes from a few kilograms up to sixty metric tons annually. Both facilities are equipped with state-of-the-art analytical and research capabilities. Apicore manufactures over 100 different API’s, including over 35 for which Drug Master Files have been submitted to the FDA and 12 that are approved for commercial sale in the U.S. by Apicore’s customers.  Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API’s for many U.S. and international generic and branded pharmaceutical companies.

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2.2	Acquisition Date

The closing date for the Acquisition was December 1, 2016.

2.3	Consideration

The Company paid an aggregate price of US$33,750,000 for the combined interests in Apicore.

The source of funding for the acquisition was under a term loan agreement with Crown Capital Fund IV, LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”), in which Crown holds a 40% interest, for CDN$60,000,000, of which CDN$30,000,000 was syndicated to the Ontario Pension Board (“OPB”), a limited partner in Crown’s investment funds. The proceeds were used to pay the total purchase price of US$33,750,000, as well as to subsequently, on January 9, 2017, refinance Apicore, Inc.’s existing long-term debt with the Company lending Apicore, Inc. US$9.8 million under a secured loan agreement. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded and payable monthly on an interest only basis, matures in 48 months, and is repayable in full upon maturity. The term loan is secured against the assets of the Company including the ownership interests in Apicore. The Company also granted 450,000 warrants to each of Crown and OPB. Each warrant entitles the holder to purchase one Medicure common share at an exercise price of $6.50 for a period of four years. The Company’s secured loan to Apicore, Inc. bears interest at 12% per annum, matures on December 31, 2020 and is secured by a charge over the assets of Apicore, Inc.

Additionally, subsequent to the Acquisition, in January 2017, the Company acquired an additional 112,500 Class E Common Shares of Apicore, Inc., representing approximately 1% of Apicore, Inc.’s issued equity, for US$549,000 from a former employee of Apicore, Inc. and former members of Apicore, Inc.’s Board of Directors. These shares were issued as a result of the exercise of stock options held in Apicore, Inc. by these individuals and purchased by Medicure at a pre specified price in accordance with Apicore, Inc.’s stock option plan and the Company’s option rights with respect to the shares of Apicore, Inc.

2.4	Effects on Financial Position

The Acquisition provides the Company with a controlling interest in Apicore, which includes a portfolio of revenue generating products and an existing diverse customer base. The Company acquired the majority equity position in Apicore with the goal of further increasing Apicore’s value for all stakeholders, in particular Medicure’s shareholders.

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The Company’s plan of operations is to increase Apicore’s revenues and customer base over time. The Company believes there is opportunity for organic growth within Apicore as it begins to receive FDA approval for products that are currently under development, as well as continuing to develop additional new products.

Since the date of the Acquisition, the Company has continued to operate the Apicore business separately from the Company’s pre-existing specialty pharmaceutical business, and Apicore, Inc. continues to be managed under the direction of its Board of Directors consisting of six Directors, which includes four members of the Board of Directors of Medicure. The Company’s long term objective continues to be the identification and advancement of new products that are complementary to the Company’s U.S. specialty pharmaceutical business, securing supply for potential new development products, and diversifying Medicure’s asset base within the pharmaceutical industry. The Company’s business focus continues to be maintaining and expanding the sales of AGGRASTAT® (tirofiban HCl) in the United States.

For further information regarding the business affairs, financial performance and financial position of the Company generally, please refer to the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2016 and the associated management’s discussion and analysis which are available under the Company’s SEDAR profile at www.sedar.com.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Acquisition was not with an “informed person” (as such term is defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)), or an associate or affiliate of the Company.

2.7	Date of Report

This report is dated February 14, 2017.

3.	FINANCIAL STATEMENTS

As required by Part 8 of NI 51-102, the following financial statements are included in this Business Acquisition Report:

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•	Apicore, Inc.’s audited consolidated financial statements: (a) as of December 31, 2015 and for the year then ended and (b) as of December 31, 2014 and for the period from July 3, 2014 through December 31, 2014, together with the notes thereto, which are attached as Schedule “A”.

•	Apigen’s audited consolidated financial statements for the year ended December 31, 2015, together with the notes thereto, which are attached as Schedule “B”.

•	Apicore, Inc.’s unaudited consolidated financial statements for the nine months ended September 30, 2016, together with the notes thereto, which are attached as Schedule “C”.

•	Apigen’s unaudited consolidated financial statements for the nine months ended September 30, 2016, together with the notes thereto, which are attached as Schedule “D”.

The Financial Statements for the Company are prepared in accordance with International Financial Reporting Standards (“IFRS”). The Financial Statements for Apicore, Inc. and Apigen are prepared in accordance with US Generally Accepted Accounting Principles (“US GAAP”). The recognition, measurement and disclosure requirements of US GAAP differs from those of IFRS.

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SCHEDULE “A”

APICORE, INC. AUDITED CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015 AND THE PERIOD FROM JULY 3, 2014 THROUGH DECEMBER 31, 2014

(Begins on the following page.)

APICORE, INC.

Consolidated Financial Statements

For The Year Ended December 31, 2015

And The Period from July 3, 2014 through December 31, 2014

With Independent Auditors’ Report

Apicore, Inc.
Table of Contents
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

Page(s)

Independent Auditors’ Report	1-2

Consolidated Financial Statements

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Stockholders’ Equity	5

Consolidated Statements of Cash Flows	6

Notes to Financial Statements	7-21

Supplemental Schedules

Consolidating Balance Sheets	22-23

Consolidating Statements of Operations	24

INDEPENDENT AUDITORS' REPORT

To the Stockholders of Apicore, Inc:

We have audited the accompanying consolidated financial statements of Apicore, Inc. (the “Company”) which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2015 and for the Company’s initial operating period from July 3, 2014 through December 31, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apicore, Inc. as of December 31, 2015 and 2014, and the consolidated results of its operations and cash flows for the year ended December 31, 2015 and for the initial operating period from July 3, 2014 through December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Other Information

Our 2015 audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The accompanying consolidating balance sheets and statements of operations as of December 31, 2015 and for the year then ended are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

/s/ Withum Smith + Brown, PC

Withum Smith + Brown, PC

Morristown, New Jersey, USA

April 22, 2016

Apicore, Inc.
Consolidated Balance Sheets
December 31, 2015 and 2014

	2015	2014
Assets
Current assets
Cash and cash equivalents	$1,782,029	$637,798
Accounts receivable	5,282,839	2,139,699
Advanced billings on development arrangements	200,000	3,350,000
Inventory, net	1,963,425	2,256,489
Prepaid expenses	159,061	75,798
Due from related party, net	716,441	-
Deferred income taxes	-	95,947
Total current assets	10,103,795	8,555,731

Property, equipment and improvements, net	1,334,980	1,075,353

Other assets
Goodwill	12,213,780	12,213,780
Intangible assets, net	9,480,716	10,392,349
Deferred income taxes	725,774	493,437
Total other assets	22,420,270	23,099,566

Total Assets	$33,859,045	$32,730,650

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable	$1,208,038	$1,325,352
Accrued expenses and customer deposits	1,965,326	1,677,212
Advances on development arrangements	3,975,000	3,350,000
Short-term debt, net of discount and debt issuance costs	1,726,952	156,480
Due to related parties, net	67,663	329,921
Total current liabilitites	8,942,979	6,838,965

Long-term debt, net of discount and debt issuance costs	6,639,970	7,522,857

Stockholders' Equity

Convertible redeemable preferred stock
Series A; $.0001 Par value; Authorized 5,000,000 shares; 4,717,000 shares issued and outstanding; liquidation value of $10,259,022 at December 31, 2015 and $9,504,924 at December 31, 2014	9,200,037	9,200,037
Common stock
Class A; $.0001 Par value; Authorized 5,000,000 shares; No shares issued and outstanding	-	-
Class B; $.0001 Par value; Authorized 600,000 shares; 533,000 issued and outstanding	53	53
Class C; $.0001 Par value; Authorized 3,500,000 shares; 3,500,000 issued and outstanding	350	350
Class D; $.0001 Par value; Authorized 1,250,000 shares; No shares issued and outstanding	-	-
Class E; $.0001 Par value; Authorized 1,800,000 shares; 25,000 shares issued and outstanding (2015)	3	-
Additional paid-in-capital	10,671,896	10,426,238
Accumulated deficit	(1,596,243)	(1,257,850)
Total stockholders' equity	18,276,096	18,368,828

Total Liabilities and Stockholders' Equity	$33,859,045	$32,730,650

The Notes to the Consolidated Financial Statements are an integral part of these consolidated financial statements.

Apicore, Inc.
Consolidated Statements of Operations
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

	2015	2014 Period

Net revenue (including $2,310,000 of revenue from arrangements in 2015)	$19,869,973	$9,647,494

Cost of goods sold (includes a merger related charge of $834,040 in 2014)	10,704,204	5,695,028

Gross profit	9,165,769	3,952,466

Operating expenses
Selling, general and administrative	3,412,644	1,713,290
Research and development	2,889,872	610,750
Depreciation and amortization	1,076,744	477,494

Total operating expenses	7,379,260	2,801,534

Income from operations	1,786,509	1,150,932

Organization, acquisition and merger related expenses	-	1,922,562
Interest expense (includes amortization of financing costs and warrants)	2,259,792	1,073,604

Loss before income tax	(473,283)	(1,845,234)

Income tax benefit	134,890	587,384

Net loss	$(338,393)	$(1,257,850)

The Notes to the Consolidated Financial Statements are an integral part of these consolidated financial statements.

Apicore, Inc.
Consolidated Statements of Stockholders’ Equity
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

			Class B, C, and E		Additional		Total
	Convertible Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholder's
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance, July 3, 2014	-	$-	-	$-	$-	$-	$-

Issuance of Series A
Convertible Preferred Stock	4,717,000	9,200,037	-	-	-	-	9,200,037

Issuance of Class C Common Stock	-	-	3,500,000	350	6,826,050	-	6,826,400

Issuance of Class B Common Stock to Investment Advisor	-	-	533,000	53	1,039,510	-	1,039,563

Issuance of warrant to creditors	-	-	-	-	2,425,000	-	2,425,000

Stock compensation expense	-	-	-	-	135,678	-	135,678

Net loss	-	-	-	-	-	(1,257,850)	(1,257,850)

Balance, December 31, 2014	4,717,000	9,200,037	4,033,000	403	10,426,238	(1,257,850)	18,368,828

Exercise of Class E stock options	-	-	25,000	3	10,747	-	10,750

Stock compensation expense	-	-	-	-	234,911	-	234,911

Net loss	-	-	-	-	-	(338,393)	(338,393)

Balance, December 31, 2015	4,717,000	$9,200,037	4,058,000	$406	$10,671,896	$(1,596,243)	$18,276,096

The Notes to the Consolidated Financial Statements are an integral part of these consolidated financial statements.

Apicore, Inc.
Consolidated Statements of Cash Flows
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

	2015	2014 Period
Cash flows from operating activities
Net loss	$(338,393)	$(1,257,850)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation	165,111	54,678
Stock compensation expense	234,911	135,678
Noncash organization, acquisition and merger related expense	-	1,039,563
Amortization of intangibles	911,633	422,816
Amortization of discount on warrants issued to creditors	777,232	411,017
Amortization of deferred financing costs	118,353	62,587
Benefit from deferred income taxes	(136,390)	(589,384)
Changes in operating assets and liabilities (excluding the effects of assets acquired and liabilties assumed in the 2014 Period):
Accounts receivable	(3,143,140)	(1,610,701)
Advanced billings on development arrangements	3,150,000	(3,350,000)
Prepaid expenses	(83,263)	(52,073)
Inventory	293,064	368,921
Accounts payable	(117,314)	(889,582)
Accrued expenses and customer deposits	288,114	213,618
Advances on development arrangements	625,000	3,350,000
Due to/from related parties, net	(978,699)	329,921
Net cash provided by (used in) operating activities	1,766,219	(1,360,791)

Cash flows from investing activities
Capital expenditures	(424,738)	(362,418)
Acquisition of Apicore LLC, net of cash acquired of $7,553	-	(16,469,763)
Net cash used in investing activities	(424,738)	(16,832,181)

Cash flows from financing activities
Proceeds from debt, net of direct cash costs of $369,267	-	9,630,733
Repayments of debt principal balance	(208,000)	-
Proceeds from issuance of Series A convertible preferred stock	-	9,200,037
Proceeds from exercise of Class E common stock options	10,750	-
Net cash (used in) provided by financing activities	(197,250)	18,830,770

Net increase in cash and cash equivalents	1,144,231	637,798

Cash and cash equivalents, beginning of period	637,798	-

Cash and cash equivalents, end of period	$1,782,029	$637,798

The Notes to the Consolidated Financial Statements are an integral part of these consolidated financial statements.

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

1.	Background and Organization

Background

Apicore, Inc. (formerly ABC Pharma Acquisition Company, the “Company”) is the parent company of Apicore US, LLC (the “Subsidiary”), its sole operating entity. The Company, incorporated on March 19, 2014 in the State of Delaware, is engaged in the manufacture, development, marketing and selling of Active Pharmaceutical Ingredients (“API”) to generic pharmaceutical customers and provides custom synthesis for early phase pharmaceutical research of branded products. The Company also participates in collaborations with third parties in the research and development (“R&D”) stages of specific products. The Company purchases a substantial amount of inventory from an India based company, in which stockholders have an ownership interest in.

Organization (See Notes 3, 6 and 7)

On July 3, 2014 pursuant to the terms and conditions of a Purchase Agreement (“PA”), the Company acquired (the “Acquisition”) 100% of Apicore LLC (“LLC”), from its members for a total consideration of $23,303,716, comprised of $16,477,316 of cash consideration, and the issuance of 3.5 million shares (amounting to $6,826,400) of Class C Common Shares (a 35% interest in the Company measured on diluted basis). Prior to July 3, 2014, the Company (and its predecessor) was a dormant entity, with 100 shares of $0.01 each outstanding, incorporated solely to effect the Acquisition. The results of operations and cash flows from the date of incorporation through July 2, 2014 were not significant. The LLC has been an operating company since 2003.

The acquiring investors hold 4,717,000 of Series A Convertible Preferred Stock. To supplement the funding of the Acquisition, the Company also entered into a debt financing for $10 million. The Acquisition has been accounted for as a business combination and the acquired assets and assumed liabilities at July 3, 2014 have been recorded at their relative fair values. The accompanying financial statements reflect the operations of the Company for the year ended December 31, 2015 and for the period from July 3, 2014 through December 31, 2014 (“2014 Period”).

R&D Arrangements & Business Risks

The Company may also pursue, if conditions are met and requisite approvals obtained, additional equity offerings (possibly resulting in the dilution of existing investors’ interests) and other long term debt arrangements, to fund the costs of product development arrangements (see Note 11), in process R&D projects and other operating and development costs. In addition, management believes it has the ability to curtail (or suspend) the funding of discretionary projects and initiatives to assist the Company in successfully managing its cash flow requirements in future periods. Should the Company be unable to generate operating cash flow or access available financing in the future, product development activities may need to be scaled back, deferred or discontinued. As a result, the realization of business plans and forecasted results may not be achieved.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Company utilizes the accrual basis of accounting in preparing the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and Subsidiary from the Acquisition date forward. All inter-company transactions and balances have been eliminated in consolidation.

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of receivables, inventory, goodwill and other intangible assets, the measurement of stock compensation and non-cash interest expenses and the estimated useful lives for long lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash equivalents. At various times throughout the year, certain balances at a financial institution exceeded the Federal Deposit Insurance Corporation’s (“FDIC”) limit ($250,000 as of December 31, 2015 and 2014). Management monitors regularly the financial condition of the banking institution, along with their balances in cash and cash equivalents and endeavors to keep this potential risk at a minimum. Cash equivalents in excess of FDIC limits totaled exceeded the insurance limit by approximately $1,299,000 and $387,000 at December 31, 2015 and 2014, respectively.

Accounts Receivable

Accounts receivable are uncollateralized, non-interest bearing, customer obligations due under normal trade terms requiring payment at various terms, from due on demand up to 60 days from the invoice date, and are stated at the amount billed to the customer. Customer account balances with invoices over 90 days past due are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Based on an assessment of the customers’ credit worthiness, there are no allowances for doubtful accounts at December 31, 2015 and 2014.

Inventories

Inventories, consisting of raw materials, work in process, and finished goods, are valued at the lower of cost or market value. Cost is determined by the weighted average cost basis, using the first-in first-out method. As of December 31, 2015, the Company has not established an inventory reserve as the assessment did not reflect any slow-moving, off-standard, or obsolete inventory. As of December 31, 2014, the Company established a reserve of $143,667 for specifically identified slow-moving inventory, all of which was discarded against the reserve in 2015. Included in Cost of Goods Sold for the 2014 Period is a charge of $834,040 related to the “step-up” (that is the July 3, 2014 fair value over historical cost) of acquired inventory subsequently sold. There was no such charge in 2015. Inventories, net, at December 31, 2015 and 2014 are summarized by major classification as follows:

	2015	2014

Raw materials	$585,954	$1,190,065
Work-in-progress	154,396	348,703
Finished goods, net (2014)	835,400	717,721
Stock in transit	387,675	-
Total inventories, net (2014)	$1,963,425	$2,256,489

Property, Equipment and Improvements

Property, equipment and improvements are recorded at cost. Depreciation is recorded over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the lesser of asset life or lease term. All property and equipment have useful lives ranging from three to seven years. Maintenance and repair costs are charged to expense as incurred. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is reported in results of operations.

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

Intangible Assets

Intangible assets with finite lives are amortized over their respective estimated useful lives to their estimated residual values. Intangible assets are comprised of the fair values ascribed to customer relationships, intellectual property (principally drug master files), and in process research and development programs (“IPR&D”). Customer relationships and intellectual property are amortized over a seven year term, utilizing estimated revenue levels. Acquired IPR&D is not, at present, amortized but is assessed and evaluated for impairment. Upon successful launch of product in prospective periods, the allocable IPR&D will be amortized over the then estimated useful life.

Impairment of Long-Lived Assets

Fixed and Intangible Assets - The Company evaluates the recoverability of such assets when indicators of impairment exist. US GAAP requires recognition of impairment of long-lived assets in the event the net carrying value of these assets exceeds the estimated future undiscounted cash flows attributable to such assets. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of these assets in relation to the operating performance of the business and the future discounted cash flows expected to result from the use of these assets. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset. There were no impairment charges recognized in 2015 or the 2014 Period.

Goodwill - Authoritative guidance allows the Company to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If Management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. At December 31, 2015 and 2014, the Company determined that there was no impairment of goodwill.

Costs Related to Debt Financing (see New Accounting Pronouncements and Note 6)

Cash costs associated with the 2014 debt financing ($369,267) and the fair value of warrants ($2,425,000) issued to creditors are capitalized and amortized over the term of the debt using the effective interest rate method. The fair value of debt financing and warrants is recorded against the carrying value of the related debt. The interest rate on the Company’s debt, including the effects of amortization of the warrants, approximated 24% during 2015 and 21% (annualized) during the 2014 Period.

Revenue Recognition

The Company records revenue from product sales when title and risk of ownership have been transferred to the customer, which occurs upon shipment of the product. Consistent with industry practice, the Company maintains a return policy that, in certain circumstances, allows its customers to return product.

The Company also records revenue for certain customer arrangements using the milestone method of revenue recognition. Milestones are generally based on development efforts the Company has achieved, completion of studies, manufacturing of acceptable batch products and defined regulatory submissions or approvals. In evaluating revenue recognition, the Company performs an assessment of its performance and remaining obligations to determine if milestones are substantive, that is the Company: (a) has satisfactorily fulfilled performance obligations or has enhanced the delivered item (or service) as a result of its performance, (b) has already performed services necessary to achieve the defined milestones and (c) has concluded that there are no remaining conditions or contingencies (or an obligation to provide future services) under the arrangement. During 2015, the Company recognized revenue of approximately $2,310,000 related to these arrangements; such amounts are included in “Net revenue” in the accompanying consolidated statement of operations (also see Note 11, R&D Arrangements). There was no revenue relating to milestone agreements in the 2014 Period.

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

Shipping & Handling

Shipping and handling costs are generally included in the value of the purchased inventory (freight in) and the net revenue billed to customers (freight out).

Cost of Goods Sold

Cost of goods sold primarily includes cost of material, labor and conversion cost, duties, packaging, product development, direct labor and overhead, and provision on slow-moving inventory.

R&D Costs

R&D expenditures include all direct costs related to the development of the Company’s API products and new product launches; such costs are principally comprised of fees paid to consultants and contract research organizations and sponsored research payments. R&D costs are expensed as incurred. The Company has entered into agreements with third parties to collaborate in the R&D stages of specific products. The Company invoices their partners for a reimbursement of such costs in accordance with the agreements and/or the achievement of certain milestones. The Company deferred recognition of $3,975,000 and $3,350,000 at December 31, 2015 and 2014, respectively, as the Company had not provided the requisite services under these agreements. At December 31, 2015 and 2014, such amounts have been deferred as “Advances on development arrangements” in the accompanying consolidated balance sheets. Such services are expected to be delivered through the Company’s year ending December 31, 2018.

Income Taxes

The Company accounts for income taxes in accordance with the “liability” method, under which deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reflected on the balance sheets when it is determined that it is more likely than not that the asset will be realized. Guidance also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized (see Note 8).

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of a tax uncertainty occurs if the recognition threshold has been met. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition requirements. Prior to the Acquisition, Federal and state taxes were passed through to the LLC’s members, so too would the assessments from any tax examinations. The Company conducts business domestically and, as a result, will file Federal and state income tax returns.

In the normal course of business, the Company is subject to examination by taxing authorities. There are no ongoing or pending examinations by Federal or state tax agencies. The Company, by statute, has not filed its various tax returns as of April 22, 2016 but will evaluate its tax positions for 2015; at present, they have concluded that there will be no significant uncertain tax positions for either Federal or state purposes. Accordingly, there were no interest or penalties related to income taxes that have been accrued or recognized as of December 31, 2015 and 2014.

Fair Value Accounting

For certain of the Company’s financial instruments, including cash and cash equivalents, trade accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short-term maturities.

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

The Financial Accounting Standards Board (“FASB”) established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). At present, the Company has no financial instruments requiring fair value hierarchy disclosures.

Stock Based Compensation (See Note 7)

The Company accounts for its granting of awards for stock options (and modifications thereto) to employees and warrants to creditors using the Black-Scholes Option pricing model, a grant-date fair value method to recognize a noncash compensation expense ratably over the vesting period and an interest expense over the term of the debt, using the effective interest method. Awards issued to consultants and non-employee directors are also valued using the fair value methodology prescribed by this guidance. The Company, at present, does not consider forfeitures arising from attrition in determining stock compensation expense. Class B Common Stock awards (valued at $1.95 per share at the grant date of July 3, 2014) issued to an investment advisor on the Acquisition are included in “organization, acquisition and merger related expenses” in the accompanying consolidated statement of operations for the 2014 period.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which provides guidance on the recognition of revenue in arrangements where there are contractual performance obligations between the parties. The effective date for the Company to adopt this guidance is currently 2019; however, early adoption is permitted with retrospective application required for comparative purposes.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard provides principles and definitions for management to consider in their evaluation of whether there is substantial doubt about an entity’s ability to continue as a going concern. The effective date for the Company to adopt this guidance is 2017; however, early adoption is permitted.

In February 2016, ASU 2016-02, Leases, was issued. This guidance will require companies who are lessees in a qualified lease to recognize, as assets and liabilities in their balance sheets, the rights and obligations created by those leases. This guidance will be effective for the Company beginning in 2020, with early application permitted.

The Company will evaluate the effects of these standards in future periods.

In 2015, the Company adopted the provisions of ASU 2015-03, Imputation of Interest and Simplifying the Presentation of Debt Issuance Costs. This standard stipulates that such costs ($188,327 [2015] and $306,680 – [2014]) are to be presented net against the carrying value of the related debt instrument. The Company’s December 31, 2014 consolidated balance sheet has been reclassified, as permitted, to reflect the effects of the required reclassification.

Management is not aware of any other new accounting pronouncements that would have a material effect on the current and prospective periods’ financial statements.

3.	Acquisition (See Note 1)

The purchase price of the LLC on July 3, 2014 has been allocated based on estimated fair values at July 3, 2014, for the various assets and liabilities assumed under the PA. The Company ascribed fair values based on its estimates and internal technical evaluation for the various tangible and intangible assets acquired under the PA. The following table summarizes the allocation of purchase price consideration, for the fair values of the assets acquired and liabilities assumed and the determination of goodwill:

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

Total Purchase Price	$23,303,716

Fair Value of Net Assets Acquired:
Cash equivalents	7,553
Accounts receivable, net	528,998
Inventory	2,625,410
Property and equipment	767,613
Intangibles (see Note 5)	10,815,165
Other assets	23,725
Total	14,768,464

Liabilities assumed:
Accounts payable, accrued expenses and customer deposits	3,549,616
Other liabilities	128,912
Total	3,678,528
Less: Fair Value of Net Assets Acquired	11,089,936

Goodwill Arising from the Acquisition	$12,213,780

The total costs associated with the Acquisition approximated $1,923,000. Of this amount, $884,000 was related to legal fees and the remaining non-cash expense of $1,039,000 were related to investment advisor fees, settled through the issuance of 533,000 shares of Class B common stock of the Company, valued at $1.95 per share. The entire amount has been expensed as a non-operating charge, as management believes that such costs are non-recurring (given the structuring of the organization and acquisition efforts involved) and not indicative of the operational results of the Company.

4.	Property, Equipment and Improvements

Property, equipment and improvements as of December 31, 2015 and 2014 consist of the following:

	2015	2014

Property and equipment	$556,340	$410,213
Furniture and fixtures	104,455	19,076
Office equipment	71,922	-
Leasehold improvements	813,790	692,480
Software	8,262	8,262
	1,554,769	1,130,031
Less: accumulated depreciation	219,789	54,678
Property, equipment and improvements, net	$1,334,980	$1,075,353

Depreciation expense related to property, equipment and improvements amounted to $165,111 and $54,678 for the year ended December 31, 2015 and the 2014 Period, respectively.

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

5.	Intangible Assets

Intangible assets at December 31, 2015 and 2014 are comprised of the following:

		Accumulated	Net Carrying
December 31, 2015	Cost	Amortization	Value

Intangible assets subject to amortization:
Customer relationships	$5,044,839	$(1,108,732)	$3,936,107
Drug master files	2,562,493	(225,717)	2,336,776
	7,607,332	(1,334,449)	6,272,883
Intangible assets, not currently subject to amortization:
Acquired IPRD	3,207,833	-	3,207,833
	$10,815,165	$(1,334,449)	$9,480,716

		Accumulated	Net Carrying
December 31, 2014	Cost	Amortization	Value

Intangible assets subject to amortization:
Customer relationships	$5,044,839	$(368,084)	$4,676,755
Drug master files	2,562,493	(54,732)	2,507,761
	7,607,332	(422,816)	7,184,516

Intangible assets, not currently subject to amortization:
Acquired IPRD	3,207,833	-	3,207,833
	$10,815,165	$(422,816)	$10,392,349

Amortization expense was $911,633 and $422,816 for the year ended December 31, 2015 and the 2014 Period, respectively. For customer relationships and Drug master files, amortization expense for the next five years and thereafter is estimated as follows:

2016	$1,088,527
2017	1,283,897
2018	1,177,458
2019	1,177,458
2020	1,177,458
Thereafter	368,085
$6,272,883

6.	Debt Obligation

On July 3, 2014, the Company received $10,000,000 of funding from a consortium of lenders to fund, in part, the Acquisition and general working capital needs. Borrowings are collateralized by a security interest in substantially all of the Company’s assets, as well as the assets of an affiliated company (Apigen Investments Limited). The borrowing agreement is subject to certain reporting, financial and other covenants; including, but not limited to, defined fixed charge coverage ratios.

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

For the initial measurement period of the covenants (annual period ending June 30, 2015), the Company did not meet certain financial ratios stipulated by the covenants. The lenders subsequently provided a waiver and the debt agreement was amended on December 17, 2015, to restructure the financial ratios for measurement periods subsequent to June 30, 2015. As part of this amendment, the interest rate on the debt was increased from 12% to 15% per annum. Subject to meeting certain financial ratios in measurement periods subsequent to December 31, 2015, the interest rate will revert to 12% per annum. For each of the quarterly periods ended September 30, 2015 and December 31, 2015, the Company was in compliance with the restructured financial ratios.

In connection with this financing, the lenders received 1,250,000 warrants to purchase Class D Common stock at an exercise price of $.01 per share. The fair value ascribed to these warrants ($2,425,000) was based on the fair value of the Company’s Common Class A stock ($1.95) on the date of the Acquisition. Such warrants have been classified as a discount to the debt in the accompanying consolidated balance sheet and are amortized over the term of the loan based on the effective interest rate method. Amortization expense on warrant costs amounted to $777,232 and $411,017 during 2015 and the 2014 Period, respectively. Amortization expense of deferred financing costs totaled $118,353 and $62,587, respectively, for 2015 and the 2014 Period.

As of December 31, 2015, the debt carries an interest rate of 15% per annum; the effective rate of interest on the debt, including the effects of the warrant grant, approximates 24% per annum. As of December 31, 2014, the debt carried an interest rate of 12% which resulted in an effective rate of interest of 21% per annum. Interest is payable at the end of each quarter and any unpaid principal and interest is due at the maturity date of June 30, 2018.

Principal payments are based on levels of net income, as defined in the debt agreement, at periodic dates throughout the term of the agreement. Management currently estimates that future principal payments will be (exclusive of the effects of the aforementioned warrants and deferred financing costs):

Year Ending December 31,	Amount
2016	$2,500,000
2017	3,500,000
2018	3,792,000
9,792,000

Less: unamortized warrant costs:
2016	670,888
2017	435,268
2018	130,595
1,236,751

Less: unamortized deferred financing costs:
2016	102,160
2017	66,281
2018	19,886
188,327

Debt at December 31, 2015, net	$8,366,922

7.	Stockholders’ Equity (See Note 11)

Series A Convertible Preferred Stock

On July 3, 2014, the Company and third party investors signed a subscription agreement that resulted in the Company receiving a cash investment of $9,200,037 for 4,717,000 shares of Series A preferred stock. There has been no change in the amount of Series A preferred stock outstanding at December 31, 2015 and 2014.

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

Series A preferred stock provides the holder with preferences in distributions, registration of shares (in the event of certain occurrences), voting rights, Board of Director representation and conversion features (into Class A Common Stock). The Series A preferred stock also provides a cumulative return of 8% on the investment amount, payable in the form of a dividend which is payable only upon declaration. The accumulated dividend of $322,985 for the 2014 Period and $736,000 for the year ended December 31, 2015 (aggregating to $1,058,985) has not been declared at December 31, 2015. The liquidating preference amount is arrived by including the accumulated dividend and the preferred stock investment. The dividend to preferred holders is designed to facilitate an annual minimum return and it provides preference over all classes of common stockholders in the event of a liquidation of the Company. In addition to the minimum 8% return, the preferred stockholders are entitled to participation in the distribution, if any, of surplus profits along with the common stock holders.

The Series A preferred stockholders will vote together with the holders of common stock as a single class. The preferred stockholders also have an option to convert into 4,717,000 shares of Class A common stock. The initial conversion price was agreed upon to be $1.95 per share. The prices for subsequent conversions are to be adjusted based on the terms of the amended and restated Certification of Incorporation.

The preferred shares are subject to a redemption right which can be exercised by the preferred stockholders anytime on or after December 31, 2019. Upon exercise, the Company is required to redeem these shares in three equal annual installments calculated at a price equal to the greater of: (a) the defined liquidation amount and accumulated dividends and (b) the then fair market value as defined and agreed to by the parties.

Common Stock

As part of the Acquisition, the Company issued: (a) 533,000 shares of Class B common stock as consideration for investment advisory services, which were valued at $1.95 per share at the date of Acquisition; and (b) 3.5 million shares of Class C common stock to the LLC sellers as part consideration for the purchase agreement. The Company issued 25,000 shares of Class E Common Stock in 2015; proceeds of which were received from an exercise of stock options. The voting, dividend and liquidation rights of the common stockholders are subject to, and qualified, by the rights and preferences of the Preferred Stockholders. However, the various classes of common stock contain similar voting rights as those afforded to the Preferred Stockholders. The rights and privileges among the common classes are the same.

Stock Option Plan

On July 28, 2014, the Company’s Board of Directors approved the 2014 Equity Incentive Plan (the “Plan”). The Plan provides for the granting of awards in the form of options and other awards under the Plan to employees and third parties. The Plan provides that the exercise price of an option shall not be less than 100% of the defined fair market value (110% for 10% shareholders in the case of incentive stock options) on the date of the award. As of December, 31, 2015, the Company has reserved up to maximum of 1,020,000 shares of Common Stock Class E type for issuance upon exercise. Of this amount, 600,000 shares had been reserved as of December 31, 2014, with an additional 420,000 of shares approved and reserved by Company’s Board of Directors in 2015. The Company engaged an independent firm to perform a valuation of the Company’s Class E Common Stock in 2015, the fair value of the Company’s Class E common stock was determined to be $0.43.

Stock Option Awards

In the 2014 Period, the Company awarded 400,000 Class E stock options to employees and 50,000 to Directors; the then exercise price was established at $1.95. The fair value of the Company’s common stock for the 2014 Period was based, in part, on the most recent price of the shares purchased by investors on July 3, 2014.

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

In 2015, the Company awarded 310,000 Class E Stock options at an exercise price of $0.43 to be granted to employees (285,000) and to an Independent Director (25,000). The fair value of the Company’s common stock (used in valuing unit incentive awards) was based on a third party valuation as of February 19, 2015.

At December 31, 2015 and 2014, 208,333 and 50,000 of the incentive stock options had vested, respectively. The contractual terms of the option grants are 10 years.

Modification of 2014 Awards

In 2015, the Board approved a modification of the $1.95 per share exercise price of all the 450,000 stock options originally issued in 2014; as a result, the exercise price of such 2014 options was repriced to $0.43 per share based on the aforementioned valuation report. This modification resulted in an incremental cost of $64,178 related to the repricing of the 2014 options. Of this amount, $44,812 was expensed and the remaining $19,366 will be expensed in future periods as the options vest.

Financial Effects & Activity in Awards

The stock compensation expense related to these awards, as well as the modifications, totaled $234,910 and $135,678 for the year ended December 31, 2015 and the 2014 Period, respectively, and is included in “Selling, general and administrative” expenses in the accompanying consolidated financial statements. The total compensation cost related to non-vested awards not yet recognized totaled $321,396 and $414,366 at December 31, 2015 and 2014, respectively, and will be recognized over the remaining vesting period which approximates 2.5 years.

Activity with respect to awards was as follows for the year ended December 31, 2015 and the 2014 Period, respectively:

		Weighted-Average
	Number of Shares	Exercise Price

Balance, at July 3, 2014	-0-	$-
Granted	450,000	$1.95
Exercised	-0-	$-
Forfeitures	-0-	$-
Balance, at December 31, 2014	450,000	$1.95
Granted	310,000	$0.43
Exercised	(25,000)	$0.43
Forfeitures	(10,000)	$0.43
Balance, at December 31, 2015	725,000	$0.43

Vested, December 31, 2015	208,333	$0.43
Vested, December 31, 2014	50,000	$1.95

The following tables summarize additional information regarding awards outstanding and exercisable at December 31, 2015 and 2014, respectively:

2015
Awards Outstanding			Awards Exercisable
			Weighted-		Weighted-
		Weighted-	Average		Average
Exercise	Outstanding	Average	Exercise	Number	Exercise
Price	Awards	Contractual Life	Price	Exercisable	Price

$0.43	725,000	7.3	$0.43	208,333	$0.43

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

2014
Awards Outstanding			Awards Exercisable
			Weighted-		Weighted-
		Weighted-	Average		Average
Exercise	Outstanding	Average	Exercise	Number	Exercise
Price	Awards	Contractual Life	Price	Exercisable	Price

$1.95	450,000	7.5	$1.95	50,000	$1.95

The fair value of the options granted in 2015 was $0.25. Significant assumptions used in the valuation of options were: interest rates of 2.11%; volatility of 56%, no dividend yield, and an expected term of 7.3 years. The fair value of each option granted in the 2014 Period was initially $1.22. Significant assumptions used in the valuation of options were: interest rates of 2.53%; volatility of 60%, no dividend yield, and an expected term of 7.5 years. In both periods, attrition factors were not considered given the finite number of participants in the Plan.

Non-vested stock options at December 31, 2015 and 2014 totaled 516,667 and 450,000, respectively. There was no intrinsic value ascribed to the stock options outstanding and exercisable at December 31, 2015 and 2014.

Warrants

During 2014, the Company issued 1,250,000 warrants to creditors (see Note 6). Each warrant is exercisable for one share of Class D common stock. The warrants have an exercise price of $.01 and an exercise period of ten years. The fair value of these warrants issued to the lenders was recorded as a discount to the carrying value of the debt (as a cost of attracting the funding) and an increase to additional paid-in-capital in 2014. No warrants were exercised at December 31, 2015 and 2014.

Stock Available for Issuance

At December 31, 2015, the Company had authorized for future issuance: (i) 6,317,000 of Classes A, B, C and D common shares (ii) 283,000 Series A Preferred shares, and (iii) 1,775,000 of Class E Common shares.

8.	Income Taxes

The tax benefit (provision) for income taxes for the year ended December 31, 2015 and the 2014 Period consists of the following:

	2015	2014 Period
Current:
Federal	$-	$-
State	(1,500)	(2,000)
	(1,500)	(2,000)
Deferred:
Federal	73,823	576,622
State	62,567	12,762
	136,390	589,384

Total	$134,890	$587,384

As of December 31, 2015 and 2014, the Company has recorded a tax benefit related to the recognized net operating losses and deferred tax assets. After an assessment of all available evidence (including historical [considering the effects of merger related charges] and forecasted operating results), management concluded that realization of the Company’s deferred tax assets in future periods, is considered more likely than not.

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

The Company's effective rate (28.5% and 31.8%) for the year ended December 31, 2015 and the 2014 Period, respectively, differs from the Federal statutory rate primarily due to state income taxes and non-deductible expenses, principally related to stock compensation.

The significant components of the Company's net deferred income tax assets as of December 31, 2015 and 2014 are as follows:

	2015	2014

Inventory	$-	$49,465
Intangible assets	714,890	785,466
Accrued liabilities	-	46,482
Fixed assets	(177,445)	(109,142)
Goodwill (considered deductible for tax purposes)	(189,637)	(182,887)
Net operating losses & business credits	377,966	-
Net deferred income taxes	$725,774	$589,384

Such deferred income tax assets, net, have been classified in current assets ($ -0- and $95,947) and other assets ($725,774 and $493,437) in the accompanying December 31, 2015 and 2014 consolidated balance sheets, respectively. At December 31, 2015, the Company had net operating losses of approximately $990,000 and $900,000, respectively, for Federal and New Jersey (separate company) tax return purposes. The U.S. and New Jersey NOLs (which are available only on a separate company basis) both begin to expire in 2035.

9.	Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company generated approximately 41% and 11% of its revenue from two customers during 2015. The Company generated approximately 65% of its revenue from one customer during the 2014 Period. Accounts receivable from two customers amounted to 48% and 10% of net accounts receivable at December 31, 2015. Accounts receivable from three customers amounted to 19%, 17%, and 13% of net accounts receivable at December 31, 2014.

The Company had recognized an advanced billing receivable of $3,050,000 at December 31, 2014 from a third party in connection with a 2014 Period product development agreement; such amount was collected in 2015.

The Company’s largest vendor (a related party - See Note 10) accounted for approximately 86% and 39% of purchases for the year ended December 31, 2015 and the 2014 Period, respectively. Two other vendors accounted for 30% (a related party - See Note 10), and 19%, respectively, of Company purchases for the 2014 Period. Based on its relationships with these suppliers and access to alternate vendors (if necessary), the Company believes that the risks related to these concentrations are not significant.

In 2015 and the 2014 Period, net revenue from customers based in foreign countries approximated $4,449,000 and $2,567,000, respectively. At December 31, 2015 and 2014, the Company had accounts receivables of $2,968,000 and $882,000, respectively, from customers based in foreign countries. Purchases from India based suppliers in 2015 and the 2014 Period approximated $5.9 million and $2.8 million, respectively.

The Company’s administrative office and warehouse are centralized in one New Jersey location.

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

10.	Related Party Transactions

The Company purchases a substantial amount of its inventory from related parties. Apicore Pharmaceuticals Pvt. Ltd (“APPL”) is under the control of the Company’s stockholders. Aktinos Pharmaceuticals Pvt. Ltd. (“Aktinos”) and Omgene Life Sciences Pvt. Ltd. (“Omgene”) are India based entities which are considered related parties, as a family member of one of the Company’s directors has a minority ownership in these entities. APPL, Aktinos and Omgene sell intermediate and key starting material used in the manufacturing of API to the Company.

In August 2015, the Company entered into a collaborative agreement for the development of defined products with Medicure International Inc. (“Medicure”), the recipient of a Class B common stock grant. The Company received and recognized revenue of $200,000 for a milestone payment in accordance with the contractual agreement. The Company deferred recognition of advances of $375,000 at December 31, 2015 as the Company had not provided the requisite services under these agreements. In connection with this agreement, the Company will also be required to fund 50% of remaining obligations, conditional upon defined development milestones and regulatory approvals.

During the year ended December 31, 2015 and the 2014 Period, Company transactions with related parties included the following:

	2015	2014 Period

Purchases (included in the determination of costs of goods sold) from APPL (a manufacturer of API in its approved facility)	$5,423,276	$2,172,551
Purchases (included in the determination of costs of goods sold) from Aktinos	$169,000	$925,240
Purchases (included in the determination of costs of goods sold) from Omgene	$-	$63,000
Research and development expenses paid to Omgene	$390,000	$-
Rent expense –incurred to Dap Dhaduk II, LLC (wholly owned entity of a stockholder of the Company- See Note 11)	$266,899	$120,611

At December 31, 2015 and 2014 balances with related parties are comprised of the following:

(Advances to) Accounts Payable - APPL, net	$(716,441)	$194,936

Accounts payable to Aktinos	$663	$134,985

Accounts payable to Omgene	$67,000	$-

11.	Commitments and Contingencies

R&D Arrangements

The Company has entered into seven collaborative agreements with six parties for the development of defined products which continue through 2025. The agreements include terms of renewal, ranging from one to three years, subject to mutual approval. The total expected cost to be incurred under these agreements approximated $13 million (unaudited) at December 31, 2015.

The Company invoiced a third party $3,050,000 in December 2014, based on terms of this development arrangement. As the arrangement was signed by both parties in December 2014, the Company established a measurement date of December 2014. As such, the Company recorded $3.05 million as both an advance billing on development arrangements and an advance on development arrangements at December 31, 2015 and 2014 in the accompanying consolidated balance sheets. No significant R&D efforts were performed during 2015. In connection with this agreement, the Company will also be required to fund 50% of remaining obligations, conditional upon defined development milestones and regulatory approvals.

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

The Company entered into a collaboration agreement with a third party in May 2015. Based on the terms of this agreement, the Company invoiced $860,000 in 2015. As upfront fees and developmental milestones aggregating $860,000 were satisfied as of December 31, 2015, the Company recognized $860,000 of revenue in the accompanying 2015 consolidated statement of operations.

The Company entered into two collaboration agreements with a third party in March 2015. Based on the terms of both agreements, the Company invoiced $1,450,000 in 2015. As upfront fees and developmental milestones aggregating $1,000,000 were satisfied as of December 31, 2015, the Company recognized $1,000,000 as revenue in 2015 and deferred recognition of $450,000 (as an advance on development arrangements) at December 31, 2015 in the accompanying consolidated statements of operations and consolidated balance sheets, respectively. In connection with both agreements, the Company will also be required to fund 50% of remaining obligations, conditional upon defined development milestones and regulatory approvals.

As discussed in Note 10, the Company entered into a collaboration agreement with a related party in August 2015. Based on the terms of the agreement, the Company invoiced $575,000 in 2015. An upfront fee of $200,000 was recognized as revenue in 2015 and $375,000 (as both a receivable and an advance on development arrangements) at December 31, 2015 in the accompanying consolidated statements of operations and consolidated balance sheets, respectively. In connection with the agreement, the Company will also be required to fund 50% of remaining obligations, conditional upon defined development milestones and regulatory approvals.

The Company was subject to a collaboration agreement with a third party prior to the Acquisition date (July 3, 2014). As part of the agreement, the Company received a milestone payment of $250,000 during 2015 related to acceptance of the Abbreviated New Drug Application filing by the United States’ Food & Drug Administration (“FDA”). The amount received was recognized as revenue in 2015 and included in the accompanying 2015 consolidated statement of operations.

The Company has received funding arising from arrangements with other third parties that aggregate $100,000 and $300,000 at December 31, 2015 and 2014, respectively. Such funding relates to prospective R&D efforts and, as such, has included such balances in “Advances on development arrangements” in the accompanying consolidated balance sheet.

Operating Lease

As disclosed in Note 10, the Company leases their office and facilities space from a related party, under a non-cancelable agreement expiring in 2024. The terms of the agreement specify that the Company has the option to purchase the building and land for a pre-determined price as well as the option to renew the lease for an additional five year period.

Total future minimum rental payments pursuant to this agreement are as follows:

Year Ending December 31,	Amount
2016	$251,111
2017	256,133
2018	261,256
2019	266,481
2020	271,811
Thereafter	994,139
$2,300,931

Apicore, Inc.
Notes to the Consolidated Financial Statements
For The Year Ended December 31, 2015 and The Period from July 3, 2014 through December 31, 2014

Purchase Commitment

The Company entered into a purchase agreement with a vendor in December 2015 to purchase software in 2016. The estimated software and installation costs approximate $136,000.

Regulatory Environment

Any product designed and labeled for use in humans requires regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials to demonstrate safety and efficacy and other approval procedures of the FDA. Various Federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, labeling, distribution, storage, and record-keeping related to such products and their promotion and marketing. In addition, the current regulatory environment at the FDA could lead to increased testing and data requirements which could impact regulatory timelines and costs to the Company and its suppliers.

Stockholder Purchase Option

The investment advisor discussed in Note 3, also a Class B common stock holder, has an option to purchase outstanding Series A Preferred Stock, Classes C, D, and E common stock, unexercised stock options and creditor warrants at a defined purchase price through July 3, 2017. This option is exercisable at any time over this period, subject to satisfactory closing conditions (or the absence of defined events that would terminate the option). Through April 22, 2016 the investor advisor has not exercised this option.

12.	Supplemental Cash Flow Disclosures

Cash paid for interest expense in 2015 and the 2014 Period totaled $1,364,207 and $600,000, respectively.

There were no non cash investing or financing activities in 2015. Non cash investing and financing activities in the 2014 Period were as follows:

Fair value of warrants issued to creditors	$2,425,000

Issuance of 3,500,000 shares of Class C stock in connection with the Acquisition	$6,826,400

Issuance of 533,000 shares of Class B stock for investment advisory services	$1,039,563

13.	Subsequent Events

The Company has evaluated subsequent events occurring after the financial statement date through April 22, 2016 which is the date the consolidated financial statements were available to be issued. Based on the evaluation, the Company has determined that there are no subsequent events that require adjustment to or disclosure in the financial statements.

Apicore, Inc.
Consolidating Balance Sheets
December 31, 2015

	Total	Eliminations	Apicore US, LLC	Apicore, Inc.
Assets
Current assets
Cash and cash equivalents	$1,782,029	$-	$1,764,840	$17,189
Accounts receivable	5,282,839	-	5,282,839	-
Advanced billings on development arrangements	200,000	-	200,000	-
Inventory, net	1,963,425	-	1,963,425	-
Prepaid expenses	159,061	-	159,061	-
Due from related party, net	716,441	(487,297)	1,203,738	-
Total current assets	10,103,795	(487,297)	10,573,903	17,189

Property, equipment and improvements, net	1,334,980	-	1,334,980	-

Other assets
Investment in and advances to subsidiary	-	(24,153,716)	-	24,153,716
Goodwill	12,213,780	-	12,213,780	-
Intangible assets, net	9,480,716	-	9,480,716	-
Deferred income taxes	725,774	-	-	725,774
Total other assets	22,420,270	(24,153,716)	21,694,496	24,879,490

Total Assets	$33,859,045	$(24,641,013)	$33,603,379	$24,896,679

See Independent Auditors’ Report.

Apicore, Inc.
Consolidating Balance Sheets (continued)
December 31, 2015

	Total	Eliminations	Apicore US, LLC	Apicore, Inc.
Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$1,208,038	$-	$1,208,038	$-
Accrued expenses and customer deposits	1,965,326	-	1,963,801	1,525
Advances on development arrangements	3,975,000	-	3,975,000	-
Short-term debt, net of discount and debt issuance costs	1,726,952	-	-	1,726,952
Due to related parties, net	67,663	(1,337,297)	67,663	1,337,297
Total current liabilities	8,942,979	(1,337,297)	7,214,502	3,065,774

Long-term debt, net of discount and debt issuance costs	6,639,970	-	-	6,639,970

Stockholders' Equity
Convertible preferred stock
Series A; $.0001 Par value; authorized 5,000,000 shares; 4,717,000 shares issued and outstanding; liquidation value of $10,259,022	9,200,037	-	-	9,200,037
Common stock
Class A; $.0001 Par value; authorized 5,000,000 shares; No shares issued and outstanding	-	-	-	-
Class B; $.0001 Par value; authorized 600,000 shares; 533,000 issued and outstanding	53	-	-	53
Class C; $.0001 Par value; authorized 3,500,000 shares; 3,500,000 issued and outstanding	350	-	-	350
Class D; $.0001 Par value; authorized 1,250,000 shares; No shares issued and outstanding	-	-	-	-
Class E; $.0001 Par value; authorized 1,800,000 shares; 25,000 shares issued and outstanding	3	-	-	3
Additional paid-in-capital	10,671,896	-	-	10,671,896
Contributed capital	-	(23,303,716)	23,303,716	-
(Accumulated deficit) retained earnings	(1,596,243)	-	3,085,161	(4,681,404)
Total stockholders' equity	18,276,096	(23,303,716)	26,388,877	15,190,935

Total Liabilities and Stockholder's Equity	$33,859,045	$(24,641,013)	$33,603,379	$24,896,679

See Independent Auditors’ Report.

Apicore, Inc.
Consolidating Statements of Operations
For the Year Ended December 31, 2015

	Total	Eliminations	Apicore US, LLC	Apicore, Inc.

Net revenue (including $2,310,000 of revenue from arrangements)	$19,869,973	$-	$19,869,973	$-

Cost of goods sold	10,704,204	-	10,704,204	-

Gross profit	9,165,769	-	9,165,769	-

Operating expenses
Selling, general and administrative	3,412,644	-	3,399,089	13,555
Research and development	2,889,872	-	2,889,872	-
Depreciation and amortization	1,076,744	-	1,076,744	-

	7,379,260	-	7,365,705	13,555

Income (loss) from operations	1,786,509	-	1,800,064	(13,555)

Organization, acquisition and merger related expenses	-	-	-	-
Interest expense (includes amortization of financing costs and warrants)	2,259,792	-	-	2,259,792

(Loss) income before tax	(473,283)	-	1,800,064	(2,273,347)

Income tax benefit	134,890	-	(2,000)	136,890

Net (loss) income	$(338,393)	$-	$1,798,064	$(2,136,457)

See Independent Auditors’ Report.

SCHEDULE “B”

APIGEN INVESTMENTS LIMITED AUDITED CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

 (Begins on the following page.)

APIGEN INVESTMENTS LIMITED

CONTENTS

Corporate Data

Commentary of the Directors

Secretary's certificate

Auditor's report

Consolidated Statement of financial position

Consolidated Statement of operations and comprehensive income

Consolidated Statement of changes in Stockholder's equity

Consolidated Statement of cash flows

Notes to the consolidated financial statements

APIGEN INVESTMENTS LIMITED

Corporate Data			**Appointed on**
Directors	:	Kaneyalall Hawabhay	June 27, 2014
		Marlo Chutel	June 27, 2014
		Albert Friesen	July 01, 2014
		Todd Sone	July 01, 2014
Administrator and Secretary	:	Citco (Mauritius) Limited 4th Floor, Tower A, 1, CyberCity Ebène Mauritius	
Registered office	:	Citco (Mauritius) Limited 4th Floor, Tower A, 1, CyberCity Ebène Mauritius	
Auditors	:	KPMG KPMG Centre 31, CyberCity Ebène Mauritius	
Banker	:	Mau Bank Limited 25, Bank Street CyberCity Ebène, 72201, Mauritius

APIGEN INVESTMENTS LIMITED

Commentary of the Directors

For the year ended December 31, 2015

Results

The directors are pleased to present their report together with the audited consolidated financial statements of APIGEN INVESTMENTS LIMITED (the "Company") for the year ended December 31, 2015

Principal activity

The principal activity of the Company is to engage in investment holding activities.

Results and dividend

The Company's results for the year are shown in the consolidated statement of operations and comprehensive income.

The directors did not recommend the payment of dividend for the period under review.

Statement of directors' responsibilities in respect of consolidated financial statements

The Company's directors are responsible for the preparation and fair presentation of the consoliated financial statements, comprising the consolidated statement of financial position at December 31, 2015 and consolidated statement of operations and comprehensive income, the consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, which include a summary of significant accounting policies and other explanatory notes, in accordance with US GAAP and in compliance with the requirements of the Mauritius Companies Act.

The directors' responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of these consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

The directors have made an assessment of the Company's ability to continue as a going concern and have no reason to believe the business will not be a going concern in the year ahead.

Auditors

The auditors, KPMG, have indicated their willingness to continue in office.

CITCO

By Order of the Board

Citco (Mauritius) Limited

CORPORATE SECRETARY

Date: 25.04.2016

Secretary's certificate

Under section 166 (d) of the Companies Act 2001

For the year ended December 31, 2015

We certify that, to the best of our knowledge and belief, we have filed with the Registrar of Companies all such returns as are required of APIGEN INVESTMENTS LIMITED under the Mauritius Companies Act 2001 for the year ended December 31, 2015.

CITCO

Citco (Mauritius) Limited

………………………………………

For Citco (Mauritius) Limited

Secretary

Date: 25·04·2016

KPMG
KPMG Centre
31, Cybercity
Ebène
Mauritius
T : + 230 406 9999
F : + 230 406 9998
BRN No.: F07000189
Website : www.kpmg.mu

Independent Auditors' Report

The Stockholders
Apigen Investments Limited

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Apigen Investments Limited and its subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2015 and the related consolidated statement of operations and comprehensive income, consolidated statement of changes in stockholders' equity and consolidated statement of cash flows for the year then ended and the related notes to the consolidated financial statements.

This report is made solely to the Company's stockholders, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company's stockholders those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's stockholders, as a body, for our audit work, for this report, or for the opinions we have formed.

Directors' Responsibility for the Consolidated Financial Statements

The directors are responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles and in compliance with the requirements of the Mauritius Companies Act; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

KPMG, a Mauritian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG

Independent Auditors' Report (continued)

Report on the Consolidated Financial Statements (continued)

Auditors' Responsibility (Continued)

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Apigen Investments Limited and its subsidiaries as of December 31, 2015 and the results of their operations and cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles and in compliance with the requirements of the Mauritius Companies Act.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with, or interests in, the Company other than in our capacity as auditors.

We have obtained all the information and explanations that we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG
Ebène, Mauritius

Reesan Emrith
Licensed by FRC

Date : 25 APR 2016

Apigen Investments Limited
Consolidated financial statements
December 31, 2015 and December 31, 2014

Consolidated balance sheet
(All amounts stated in USD unless otherwise stated)

	Notes	As of December 31, 2015	As of December 31, 2014
ASSETS			
Current assets			
Cash and cash equivalents	5	84,142	73,497
Trade accounts receivable, net		483,880	43,724
Inventories	6	1,903,111	2,231,601
Deferred income taxes	15	-	57,340
Due from related parties, net	18	-	189,176
Prepaid expenses and other current assets	8	684,404	258,815
Total current assets		3,155,537	2,854,153
Property, plant and equipment, net	9	6,051,198	5,896,377
Intangible assets, net	10	363,885	405,945
Investment securities	11	30,530	31,975
Other assets	7	93,146	88,445
Total assets		9,694,296	9,276,895
Liabilities and Stockholders' equity			
Current liabilities			
Short term borrowings	12	360,054	362,052
Current portion of long term borrowings	13	204,617	216,113
Trade accounts payable		808,815	1,772,761
Due to related parties, net	18	1,340,642	-
Accrued expenses and other current liabilities	14	462,129	219,406
Total current liabilities		3,176,257	2,570,332
Long term borrowings, excluding current portion	13	698,466	945,783
Other liabilities		67,484	56,969
Deferred income taxes	15	100,345	94,508
Total liabilities		4,042,552	3,667,592
Stockholders' equity			
Issued, subscribed and fully paid up		875	875
Share premium		5,839,894	5,839,894
Retained earnings / (deficit)		(189,025)	(231,466)
Currency translation adjustment			
Total stockholders' equity		5,651,744	5,609,303
Commitments and contingencies	20	-	-
Total liabilities and stockholders' equity		9,694,296	9,276,895

See accompanying notes to the consolidated financial statements.

These consolidated financial statements have been approved by the Board of Directors and signed on April 25, 2016

Kaneyalall Hawabhay

Marlo Chutel

Apigen Investments Limited
Consolidated financial statements
December 31, 2015 and December 31, 2014

Consolidated statement of operations and comprehensive income	Notes	For the year ended December 31, 2015	For the period from June 27, 2014 to December 31, 2014
(All amounts stated in USD unless otherwise stated)			
Revenues, net		8,573,387	2,562,706
Cost of sales		6,004,195	2,250,287
Selling, general and administration expenses		763,850	726,038
Research and development expenses		258,739	-
Depreciation and amortization	9 and 10	918,013	366,986
Profit/ (Loss) from operations		**628,590**	**(780,605)**
Other (expense) / income, net	16	(186,446)	573,492
Profit/ (Loss) before income taxes		**442,144**	**(207,113)**
Income tax expense / (benefit)	15	238,117	(109,983)
Net Profit/ (loss)		**204,027**	**(97,130)**
Other Comprehensive income			
Currency translation adjustment		(161,586)	(134,336)
Total Comprehensive income / (deficit)		**42,441**	**(231,466)**

See accompanying notes to the consolidated financial statements.

Apigen Investments Limited
Consolidated financial statements
December 31, 2015 and December 31, 2014

Consolidated statement of changes in Stockholders' equity

(All amounts stated in USD unless otherwise stated)

	Common stock		Additional paid in capital	Accumulated (Deficit)/surplus	Total stockholders' equity
	No. of shares	Amount			
Balance as of June 27, 2014		-	-	-	-
Issue of Series A preferred shares for cash	4,717,000	472	3,299,494	-	3,299,966
Issue of Class B ordinary shares against expenses	533,000	53	335,750	-	335,803
Issue of Class C ordinary shares for purchase consideration (refer note 10)	3,500,000	350	2,204,650	-	2,205,000
Issue of Class D ordinary shares as share warrants (refer note 18)	1,250,000	-	787,375	-	787,375
Distribution to share holders (refer note 18)		-	(787,375)	-	(787,375)
Total Comprehensive income / (deficit)		-	-	(231,466)	(231,466)
Balance as of December 31, 2014	**10,000,000**	**875**	**5,839,894**	**(231,466)**	**5,609,303**

See accompanying notes to the consolidated financial statements.

	Common stock		Additional paid in capital	Accumulated (Deficit)/surplus	Total stockholders' equity
	No. of shares	Amount			
Balance as of December 31, 2014	10,000,000	875	5,839,894	(231,466)	5,609,303
Total Comprehensive income / (deficit)		-	-	42,441	42,441
Balance as of December 31, 2015	**10,000,000**	**875**	**5,839,894**	**(189,025)**	**5,651,744**

Apigen Investments Limited
Consolidated financial statements
December 31, 2015 and December 31, 2014

Consolidated statement of cash flows
(All amounts stated in USD unless otherwise stated)

	For the year ended December 31, 2015	For the period from June 27, 2014 to December 31, 2014
Operating activities		
Net profit/ loss	204,027	(97,130)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortisation *	944,525	380,242
Issue of Class B ordinary shares against expenses	-	335,803
Loss on sale of fixed assets	15,931	
Deferred income tax benefit	238,117	(109,983)
Gain on bargain purchase	-	(678,071)
	1,402,600	**(169,140)**
Changes in assets and liabilities, net		
(Increase) / decrease in trade accounts receivable (including due from related parties)	(192,108)	452,870
Decrease / (increase) in inventories	233,400	(975,554)
(Increase) in other assets	(398,771)	(131,912)
(Decrease) / increase in trade accounts payable	(1,031,056)	984,589
Increase in accrues expenses, other current liabilities and other liabilities	1,448,398	41,281
Net cash provided by operating activities	**1,462,463**	**202,135**
Cash flow from investing activities:		
Purchase of property, plant and equipments	(1,204,486)	(167,584)
Purchase of business, net of cash acquired^	-	(3,141,174)
Sale of property,plant and equipment	10,412	
Movement in fixed deposits	(58,666)	
Net cash used in investing activities	**(1,252,740)**	**(3,308,758)**
C) Cash flow from financing activities:		
Proceeds from issue of shares	-	3,299,966
Repayments of long term borrowings	(211,122)	(85,600)
Repayments of short term borrowings	14,679	(31,789)
Net cash provided by financing activities	**(196,443)**	**3,182,577**
Effect of changes in exchange rates	(2,635)	(2,457)
Net increase in cash and cash equivalents	10,645	73,497
Cash and cash equivalents as at the beginning of the year / period	73,497	-
Cash and cash equivalents as at the end of the year / period	**84,142**	**73,497**
Supplementary information		
Cash paid during the period for interest	167,275	105,025
Cash paid during the period for income taxes	7,053	75

See accompanying notes to the consolidated financial statements.

* including USD 26,512 (previous period USD 13,256) in relation to amortisation of customer relationship management adjusted against revenue

^ Apigen has issued 3,500,000 Class C ordinary shares having fair value of USD 2,205,000

Apigen Investments Limited
Notes to the consolidated financial statements

(All amounts stated in United states dollar unless otherwise stated)

Note 1 – Organization and Nature of Operations

Incorporation and History

Note 2 – Summary of Significant Accounting Policies

a) *Basis of preparation*

The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles ("US GAAP") to reflect the financial position and results of operations of Apigen Investments Limited and its subsidiaries.

b) *Principles of consolidation*

The accompanying consolidated financial statements include the accounts of Apigen Investments Limited and its majority owned subsidiaries (collectively, the Group). All significant intercompany balances and transactions have been eliminated in consolidation. The Group has no involvement with variable interest entities.

c) *Use of estimates*

The preparation of these consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment, useful lives of intangibles, fair value measurements for impairment assessment of long-lived assets, valuation allowance for deferred tax assets, allowances for doubtful receivables, assessment for market value of inventory, measurements of obligations related to employee benefits, income tax uncertainties and other contingencies. Management believes that the estimates used in the preparation of these consolidated financial statements are reasonable. Although these estimates are based upon management's best knowledge of current events and actions, actual results could differ from these estimates. Any changes in estimates are adjusted prospectively in these consolidated financial statements.

Apigen Investments Limited
Notes to the consolidated financial statements

(All amounts stated in United states dollar unless otherwise stated)

d) Revenue recognition

Revenue is recognized when significant risks and rewards in respect of ownership of the products are transferred to the customer or when services are provided to customers and when the following criteria are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services has been rendered;
- The price to the buyer is fixed and determinable; and
- Collectability of the sales price is reasonably assured.

Revenues from services rendered are recognized as the services are provided.

Revenue is presented net of discounts.

When the Group receives advance payment from customer, such payments are reported as advances from customers until all conditions for revenue recognition are met.

Reimbursement of out of pocket expenses received from customers have been included as part of revenues.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income and comprehensive income.

Shipping and other transportation costs charged to customers are recorded in both revenue and cost of goods sold.

e) Inventories

Inventories comprise raw materials, stores and spares, work-in-process and finished goods. Inventories are stated at the lower of cost or market. Cost is determined using the First in first out method. Cost in the case of raw materials and, stores and spares comprise the purchase price and attributable direct costs, less trade discounts. Cost in the case of work-in-progress and finished goods, comprise direct labor, material cost and production overheads.

A write down of inventory of Finished Goods to the lower of cost or market at the end of a reporting period creates a new cost basis and is not marked up based on changes in underlying facts and circumstances.

Inventories are reviewed on a periodic basis for identification and write-off of slow moving, obsolete and impaired inventory. Such write-downs, if any, are included in cost of goods sold.

f) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The Group depreciates property, plant and equipment over the estimated useful life using the written down value method. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is credited or charged to consolidated statement of income and comprehensive income.

Apigen Investments Limited
Notes to the consolidated financial statements

(All amounts stated in United states dollar unless otherwise stated)

The estimated useful lives of assets are as follows:

Buildings	27-33 years
Machinery and equipment	1-20 years
Office equipment	2-8 years
Furniture and fixtures	2-6 years
Computer equipment	2-6 years
Vehicles	4-6 years

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress.

g) Foreign currency translation

The financial statements are reported in United States Dollars ("USD"). The functional currency of the Parent Company is United States Dollars. The functional currencies of the entities situated in USA and India is their respective local currency. The financial statements of all entities are included in the financial statements, based on translation into USD. Assets and liabilities are translated at year-end exchange rates, while revenues, expenses and cash flow items are translated at average exchange rates for the respective period. Differences resulting from translation are presented in the consolidated statement of income and comprehensive income as currency translation adjustments. Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. The resultant gains or losses are included in the consolidated statement of income and comprehensive income.

h) Impairment of long-lived assets

Long lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long lived asset or asset Company (reporting unit) be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset Company to its carrying amount. If the carrying amount of the long lived asset or asset of the Company is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying amount exceeds its fair value.

Apigen Investments Limited
Notes to the consolidated financial statements

(All amounts stated in United states dollar unless otherwise stated)

i) Business combinations and intangibles

The Group accounts for its business combinations by recognizing the identifiable tangible and intangible assets and liabilities assumed, and any non-controlling interest in the acquired business, measured at their acquisition date fair values. All assets and liabilities of the acquired business, including goodwill, if any, are assigned to reporting units. Acquisition related costs are expensed as incurred under selling, general and administrative expenses.

Goodwill represents the cost of acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased.

In business combinations, where the fair value of identifiable tangible and intangible net assets purchased exceeds the cost of the acquired business, the Group recognizes the resulting gain under other income/ (expenses), net, in the consolidated statements of income and comprehensive income.

Intangible assets acquired individually, or with a company of other assets in a business combination, are carried at a cost less accumulated amortization based on their estimated useful lives as follows:

Customer relationships management	12 years
Licenses	7 years

Intangible assets are amortized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. The amortization charge for customer relationships management has been netted off from the related revenues.

j) Cash and cash equivalents

Cash and cash equivalents consist of cash and bank balances and all highly liquid investments purchased with an original maturity of three months or less.

k) Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with the same are expensed as incurred.

l) Interest

Interest income is recognized on an accrual basis.

m) Income taxes

The Group accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and all operating loss carry forwards, if any. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Apigen Investments Limited
Notes to the consolidated financial statements

(All amounts stated in United states dollar unless otherwise stated)

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred taxes are not provided on the undistributed earnings of subsidiaries where it is expected that the earnings of the foreign subsidiary will be permanently reinvested.

The Group applies a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining, based on the technical merits, that the position will be more likely than not sustained upon examination. The second step is to measure the tax benefit as the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement. The Group includes interest and penalties related to unrecognized tax benefits within its provision for income tax expense.

n) *Fair value measurement*

The Group measures fair value for various financial and non-financial assets, to the extent required by respective guidance either for recording or disclosure purposes. Except those which are excluded from scope of ASU 2011- 04, such fair value is determined based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

- Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
- Level 2: Observable inputs that are based on inputs not quoted on active markets, but corroborated by market data.
- Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers credit risk in its assessment of fair value.

o) *Retirement Benefits*

Contributions to defined contribution plans are charged to consolidated statements of income and comprehensive income in the period in which services are rendered by the covered employees. Current service costs for defined benefit plans are accrued in the period to which they relate. The liability in respect of defined benefit plans is calculated annually by the Group using the projected unit credit method. Prior service cost, if any, resulting from an amendment to a plan is recognized and amortized over the remaining period of service of the covered employees.

The Group recognizes its liabilities for compensated absences dependent on whether the obligation is attributable to employee services already rendered, relates to rights that vest or accumulate and payment is probable and estimable. The Group records annual amounts relating to its defined benefit plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates.

Apigen Investments Limited
Notes to the consolidated financial statements

(All amounts stated in United states dollar unless otherwise stated)

The Group reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded immediately as a component of net periodic pension cost. The Group believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

p) ***Investment securities***

Investment securities at December 31, 2015 consist of Held to Maturity debt securities. Held to Maturity debt securities are those debt securities in which the Group has the ability and intent to hold the security until maturity.

Held to maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Dividend and interest income are recognized when earned.

A decline in the fair value below cost that is deemed to be other than temporary results in an impairment to reduce the carrying amount to fair value. Such impairment is charged to the consolidated statements of income and comprehensive income.

q) ***Common shares***

The Group has six classes of common shares (Series A preferred shares, Class A ordinary shares, Class B ordinary shares, Class C ordinary shares, Class D ordinary shares and Class E ordinary shares). Series A preferred shares has the preference over the dividend distribution over the other classes of common shares. Holders of all common shares are entitled to one vote per share. Upon the liquidation, dissolution or winding up of the Group, common shareholders are entitled to receive a ratable share of the available net assets of the Group after payment of all debts and other liabilities. The common shares have no preemptive, subscription, redemption or conversion rights.

In addition to above, the Group has also given an option to the shareholders of Class B ordinary shares to purchase outstanding common shares of all other classes of common shares at an agreed purchase price at any time before the expiry of 3 years from the option date. The option is out of money as on the balance sheet date, hence no charge has been recorded in the consolidated statement of income and comprehensive income.

Note -3 Financial instruments and concentration of credit risk

Apigen Investments Limited
Notes to the consolidated financial statements

(All amounts stated in United states dollar unless otherwise stated)

Note – 4 Depreciation and amortisation

The Group's underlying accounting records do not contain an allocation of depreciation and amortization between cost of goods sold and selling, general and administration expenses. As such, the charge for depreciation and amortization has been presented as a separate line item in the consolidated statement of income and comprehensive income.

Apigen Investments Limited
Consolidated Financial Statements
December 31, 2015 and December 31,2014
(All amounts stated in USD unless otherwise stated)

5 Cash and cash equivalents

	As of December 31, 2015	As of December 31, 2014
Balances with banks	81,472	70,774
Cash in hand	2,670	2,723
	84,142	73,497

6 Inventories

Raw materials	657,243	1,006,328
Packing Materials	7,248	4,865
Work in progress	622,894	967,399
Finished goods	413,619	253,009
Inventory in transit	202,107	-
	1,903,111	2,231,601

7 Other assets

Deposits	93,146	88,445
	93,146	88,445

8 Prepaid expenses and other current assets

Prepaid expenses	18,983	49,025
Balance with statutory authorities	190,251	183,184
Advance to suppliers	414,454	25,339
Others	3,423	1,267
Deposits with bank	57,293	-
	684,404	258,815

Apigen Investments Limited
Consolidated financial statements
December 31, 2015 and December 31, 2014

(All amounts stated in USD unless otherwise stated)

9 Property, plant and equipment, net

Property, plant and equipment, net consists of the following:

	As of December 31, 2015	As of December 31, 2014
Land	1,781,730	1,978,735
Factory building	2,023,321	2,093,884
Machinery and equipments	2,526,512	1,764,297
Furniture and fixtures	435,553	339,939
Office equipment	93,989	24,866
Vehicles	10,765	11,274
Computer equipments	58,601	19,002
Capital work in progress	51,971	23,592
Gross block	**6,982,442**	**6,255,589**
Accumulated depreciation	(931,244)	(359,212)
Net block	**6,051,198**	**5,896,377**
Depreciation expense on property, plant and equipment for the period is:	902,465	359,212

Long term borrowings have been secured by hypothecation of Land, Factory building and Machinery, Equipments and Vehicles. Also refer note 13 for details of long term borrowings.

10 Intangible assets, net

During the period ended December 31, 2014, Apigen acquired a 100% equity interest in Apicore for a consideration of USD 3.25 million and issue of Class C Common shares valued at USD 2.20 million. The results of operations of the acquired company were consolidated from the consummation date of July 3, 2014. Apigen accounted the acquisition by following the purchase method of accounting wherein total purchase consideration was allocated on preliminary basis to all acquired assets and assumed liabilities.

The management believed that this acquisition presented an opportunity for the Group to establish themselves as an international API manufacturer. Management also believed that they would gain from the synergies of this business with the businesses of other affiliate companies.

Based on management's estimates and independent appraisals, the total purchase price was preliminary allocated to the acquired assets and assumed liabilitiesas follows:

	Amount
Consideration paid	**5,455,000**
Allocated to:	
Tangible fixed assets	6,342,872
Intangible assets	426,975
Net assets / (liability)	(489,624)
Net deferred tax liability	(147,152)
Gain on bargain purchase	(678,071)
	5,455,000

Intangible assets
Information regarding the Company's intangible assets is as follows:

	December 31, 2015		
	Gross carrying amount	Accumulated amortization	Net
Customer relationship	318,138	39,767	278,371
License fees	108,837	23,322	85,515
	426,975	63,089	363,886

	December 31, 2014		
	Gross carrying amount	Accumulated amortization	Net
Customer relationship	318,138	13,256	304,882
License fees	108,837	7,774	101,063
	426,975	21,030	405,945

The estimated amortization schedule for the intangible assets is set out below:

Years ending December 31,	Amount
2016	42,060
2017	42,060
2018	42,060
2019 and thereafter	237,706
	363,886

Apigen Investments Limited
Consolidated Financial Statements
December 31, 2015 and December 31,2014
(All amounts stated in USD unless otherwise stated)

11 Investment

	As of December 31, 2015	As of December 31, 2014
Investments		
Preference shares of EICL (Enviro Infrastructure Company Limited) 202,500 1% redeemable cumulative non- convertible preference shares of USD 0.15 each fully paid up, redeemable by EICL in five equal installments from the 16th year and shall be completed before the end of 20th year of its date of issue, i.e. March 31, 2014	30,530	31,975
	30,530	31,975

12 Short term borrowings

Apicore Pharmaceuticals Private Limited has taken a cash credit facility from bank at an Interest rate of Base Rate + 2.55% p.a. (previous period Base Rate + 2.55%). The outstanding amount as at December 31, 2015 is USD 45,054 (previous period USD 362,052). These are secured by hypothecation by way of first charge on stock (inventories), book debts (trade receivables) and other assets.

Apicore Pharmaceuticals Private Limited has taking pre-shipment credit from bank at an interest rate of Libor + 3.5% pa against export orders. The outstanding amount as at December 31, 2015 is USD 315,000 (previous period Nil).

13 Long term borrowings

Long term borrowings comprise of the following:

	As of December 31, 2015	As of December 31, 2014
i) Term loan*	903,083	1,160,075
iii) Vehicle loan^	-	1,820
	903,083	1,161,895
Less: current portion		
i) Term loan*	204,617	214,292
iii) Vehicle loan^	-	1,820
	698,466	945,783

* Term loans are secured by hypothecation of Land, Buidling and Machinery and equipments, pledge against 2,726,350 equity shares of USD 0.16 each of Apicore LLC and guarantee given by the directors of Apicore.

These loans are repayble in 84 months and carry a floating interest rate which is determined by adding 2.55% p.a. to the bank rate.

^ Vehicle loan of USD 1,820 has been secured by hypothecation of car, is repayable in 36 months and carry an interest rate of 11.08% p.a. During the year, the loan has been repaid in full.

Within 1 year	204,617
1-2 years	204,617
2-3 years	204,617
3-4 years	204,617
4-5 years	84,615
After 5 years	-
	903,083

14 Accrued expenses and other current liabilities

	As of December 31, 2015	As of December 31, 2014
Accrued employee cost	121,659	113,423
Accrued expenses	17,345	38,915
Statutory liabilities	43,079	13,947
Capital creditors	83,084	51,326
Advance from Customer	10,180	1,795
Provision for tax	181,337	-
Others	5,445	-
	462,129	219,406

Apigen Investments Limited
Consolidated Financial Statements
December 31, 2015 and December 31,2014
(All amounts stated in USD unless otherwise stated)

15 Income taxes

The income tax (benefit) from continuing operations comprises of the following:-

	For the year ended December 31, 2015	For the period from June 27, 2014 to December 31, 2014
Current taxes	174,940	-
Deferred tax benefit	63,177	(109,983)
Income tax (benefit)	238,117	(109,983)

The items accounting for the difference between income taxes computed at the federal statutory rate and the income tax expense are as follows:

Profit/ (Loss) before income taxes	442,141	(207,113)
Mauritius enacted tax rate	3%	3%
Expected income tax at federal rate	13,264	(6,213)
Effect of permanent differences	199	(74,823)
Gain on Bargain purchase	-	(20,342)
Effect of change in valuation allowance	692	10,881
Tax rate difference	223,962	(19,486)
Total tax (benefit)/ expense	238,117	(109,983)

The Group's deferred tax assets (before any valuation allowance) primarily includes taxes recognized on operating loss carry forwards, employee related provisions, accrued bonus liabilities among others temporary differences.

The Group's deferred tax liabilities primarily includes taxes recognized on property, plant and equipment, fair value adjustments among others temporary differences.

Under current tax laws and regulations, Apigen is liable to pay income tax on its net income at the rate of 15%. The liability will reduce to 3% after deduction of tax credit equivalent to the higher of 80% of Mauritius tax payable or actual foreign tax in respect of its foreign source income pursuant to statutory regulations. Apigen has, subject to compliance of certain undertakings, obtained an annual certificate from the Mauritian authorities certifying that it is a resident in Mauritius. The Certificate is renewable on an annual basis subject to compliance with certain tax residency requirements. Capital gains arising from the sale of investments by the Company are currently exempt from tax in Mauritius. The Company has accumulated tax losses which are available to reduce future income taxes. If not used, the accumulated tax losses will expire at the end of the five year period subsequent to the year in which loss was occurred. Management believes that there exists a significant uncertainty regarding the realisation of the deferred tax asset on accumulated tax losses which has been measured at tax rate of 3% and accordingly, full valuation allowance has been established in relation to these deferred tax assets.
The income tax returns of Apicore remain subject to audit for years beginning April 2012.

16 Other income/ (expense), net

	For the year ended December 31, 2015	For the period from June 27, 2014 to December 31, 2014
Interest expense	(174,753)	(102,517)
Bank charges	(380)	(3,165)
Interest income	8,064	1,103
Foreign currency loss , net	(19,377)	-
Gain on bargain purchase	-	678,071
	(186,446)	573,492

Apigen Investments Limited
Consolidated financial statements
December 31, 2015 and December 31, 2014
(All amounts stated in USD unless otherwise stated)

17 Employee benefit plans

The Group has employee benefit plans in the form of certain statutory and other schemes covering its employees.

Defined contribution plans

The employees are entitled for certain defined contribution plan in the form of provident fund. During the period ended December 31, 2015, the Group contributed USD 52,302 to provident and other funds.

Defined benefit plans

The Group has a defined benefit retirement plan (the "Gratuity Plan"). The gratuity plan covers all the employees based in India. The Gratuity Plan provides a lump sum payment to vested employees upon retirement or termination of employment based on each employee's salary and duration of employment with the Group. The Gratuity Plan benefit cost for the year is calculated on an actuarial basis.

The following table sets forth the plan's benefit obligations as of December 31, 2015 and 2014

	As of December 31, 2015	As of December 31, 2014
Projected benefits obligation at the beginning of the period	28,840	25,509
Interest cost	2,254	990
Current service cost	12,817	4,094
Benefits paid	(5,830)	(1,653)
Actuarial loss	5,078	1,494
Currency translation adjustment	(1,625)	(1,594)
Projected benefits obligation at end of year	41,534	28,840

Net defined benefit plan costs for the year ended December 31, 2015 and for the period from June 27, 2014 to December 31, 2014 include the following components:

	For the year ended December 31, 2015	For the period from June 27, 2014 to December 31, 2014
Interest cost	2,254	990
Current service cost	12,817	4,094
Benefits paid	(5,830)	(1,653)
Actuarial loss	5,078	1,494
Total	14,319	4,925

Apigen Investments Limited
Consolidated financial statements
December 31, 2015 and December 31,2014
(All amounts stated in USD unless otherwise stated)

17 Employee benefit plans (contd.)

The benefits (as at December 31, 2015) expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter have been specified below. The expected benefits have been estimated based on the assumptions used to measure the entity's benefit obligation at the end of the period and includes benefits attributable to estimated future employee service.

The expected benefit payments set forth below reflect expected future service:

Year ending December 31,	Amount
2016	784
2017	1,749
2018	2,352
2019	3,000
2020	3,724
2021-2025	33,305

The above stated net defined benefit plan costs for the period ended December 31, 2015 has been included in cost of goods sold and selling, general and administration expenses.

The weighted average assumptions used to determine the Gratuity Plan costs for the period ended December 31, 2015 are presented below:

a) Economic assumptions

Postretirement benefits	As at December 31, 2015	As at December 31, 2014
Discount rate	8.00%	8.00%
Future salary increases	5.50%	5.50%

b) Demographic assumptions

Retirement age (in years)	58	58
Mortality table	IALM (2006-08)	IALM (2006-08)
Ages	Withdrawl rate (%)	Withdrawl rate (%)
a. Upto 30 years	3.00%	3.00%
b. From 31 to 44 years	2.00%	2.00%
c. Above 44 years	1.00%	1.00%

The Group assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

Apigen Investments Limited
Consolidated Financial Statements
December 31, 2015 and December 31,2014
(All amounts stated in USD unless otherwise stated)

18 Related party transactions

Apicore US LLC ('affiliate')

The related party transactions can be categorized as follows:

	For the year ended December 31, 2015	For the period from June 27, 2014 to December 31, 2014
Services rendered to:		
Apicore US LLC	580,902	249,836
Sale of goods to:		
Apicore US LLC	5,068,668	1,579,677
Purchase of raw material / goods from:		
Apicore US LLC	-	2,889
	5,649,570	1,832,401

The balances receivable from and payable to related parties are summarized as follows:

Due from related parties		
Apicore US LLC	-	262,155
Due to related parties		
Apicore US LLC	1,340,642	72,979

During the period ended December 31, 2014, Apigen had issued 1,250,000 Class D ordinary shares as share warrants to the lenders of Apicore US LLC in relation to a loan availed by the said company.

19 Leases

The Group has taken certain facility under cancellable operating lease agreement. Rental expense under the lease agreement for the year ended December 31, 2015 is USD 22,376 (previous period USD 4,193).

20 Commitments

The Group had committed as of December 31, 2015 to spend USD 21,397 (previous period USD Nil).

21 Fair value measurement

The fair value of the financial instruments included in working capital and non-current receivables/ payables approximates their carrying value. The fair value of long-term bank loans mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

22 Subsequent events

The Group evaluated all events and transactions that occurred after December 31, 2015 up through April 25, 2016, the date the financial statements are issued. Based on the evaluation, the Group is not aware of any events or transactions that would require recognition or disclosure in the financial statements.

SCHEDULE “C”

APICORE, INC. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(Begins on the following page.)

Interim Consolidated Financial Statements

(Expressed in United States Dollars)

Apicore, Inc.

For the nine months ended September 30, 2016

(Unaudited)

Apicore, Inc.
Consolidated Balance Sheets
(unaudited - expressed in United States dollars)

	Note	September 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents		$1,216,234	$1,782,029
Accounts receivable		5,117,508	5,282,839
Advanced billings on development arrangements		1,000,000	200,000
Inventories, net		2,655,820	1,963,425
Prepaid expenses		372,653	159,061
Due from related party, net	5	-	716,441
Total current assets		10,362,215	10,103,795
Non-current assets:
Property, equipment and improvements, net		1,585,578	1,334,980
Goodwill		12,213,780	12,213,780
Intangible assets, net		8,664,411	9,480,716
Deferred income taxes		725,774	725,774
Total non-current assets		23,189,543	23,755,250
Total assets		$33,551,758	$33,859,045
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable		$2,252,908	$1,208,038
Accrued expenses and customer deposits		2,037,486	1,965,326
Advances on development arrangements		2,881,785	3,975,000
Short-term debt, net of discount and debt issuance costs	3	-	1,726,952
Due to related parties, net	5	155,150	67,663
Total current liabilities		7,327,329	8,942,979
Non-current liabilities
Long-term debt, net of discount and debt issuance costs	3	8,627,658	6,639,970
Lease obligations		263,710	-
Total non-current liabilities		8,891,368	6,639,970
Total liabilities		16,218,697	15,582,949
Stockholders’ Equity:
Series A; $0.0001 Par Value; Authorized 5,000,000 shares, 4,717,000 shares issued and outstanding; liquidation value of $10,874,563 at September 30, 2016 and $10,259,022 at December 31, 2015		9,200,037	9,200,037
Series A-1 Par value $4.94 Authorized 145,773 shares, issued and outstanding at September 30, 2016, nil at December 31, 2016		720,118	-
Common Stock
Class B; $0.0001 Par value; Authorized 600,000 shares; 533,000 shares issued and outstanding	4	53	53
Class C; $0.0001 Par value; Authorized 3,500,000 shares; 3,500,000 shares issued and outstanding	4	350	350
Class D; $0.0001 Par value; Authorized 1,250,000 shares; No shares issued and outstanding	4	-	-
Class E; $0.0001 Par value; Authorized 1,800,000 shares; 25,000 shares issued and outstanding (2015)	4	3	3
Additional paid-in-capital		10,853,904	10,671,896
Accumulated deficit		(3,441,404)	(1,596,243)
Total Stockholder’s Equity		17,333,061	18,276,096
Commitments and Contingencies	6
Total liabilities and Stockholders’ Equity		$33,551,758	$33,859,045

The Notes to the Interim Consolidated Financial Statements are an integral part of these interim consolidated financial statements

1

Apicore, Inc.
Interim Consolidated Statements of Operations
(unaudited - expressed in United States dollars)

Nine months ended September 30	Note	2016	2015
Net revenue		$15,057,742	$12,224.922
Cost of goods sold		8,674,970	7,199,540
Gross Profit		6,382,772	5,025,382

Operating Expenses
Selling, general and administrative		3,291,861	2,478,771
Research and development		2,238,734	1,693,826
Depreciation and amortization		1,002,639	798,724
Total operating expenses		6,533,234	4,971,321
Income from operations		(150,462)	54,061
Interest expense (includes amortization of financing costs and warrants)		1,694,699	1,583,682
Net loss		$(1,845,161)	$(1,529,621)

The Notes to the Interim Consolidated Financial Statements are an integral part of these interim consolidated financial statements

2

Apicore, Inc.
Interim Consolidated Statements of Stockholders’ Equity
(unaudited - expressed in United States dollars)

		Convertible Preferred Stock		Class B, C, and E Common Stock		Additional		Total
						Paid-in	Accumulated	Stockholder's
	Note	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2014		4,717,000	$9,200,037	4,033,000	$403	$10,426,238	$(1,257,850)	$18,368,828
Exercise of Class E stock options		-	-	25,000	3	10,747	-	10,750
Stock compensation expense		-	-	-	-	234,911	-	234,911
Net loss		-	-	-	-	-	(338,393)	(338,393)
Balance, December 31, 2015		4,717,000	$9,200,037	4,058,000	$406	$10,671,896	$(1,596,243)	$18,276,096
Issuance of Series A-1 Preferred Shares		145,773	720,118	-	-	-	-	720,118
Stock compensation expense		-	-	-	-	182,008	-	182,008
Net loss		-	-	-	-	-	(1,845,161)	(1,845,161)
Balance, September 30, 2016		4,862,773	$9,920,155	4,058,000	$406	$10,853,904	$(3,441,404)	$17,333,061

The Notes to the Interim Consolidated Financial Statements are an integral part of these interim consolidated financial statements

3

Apicore, Inc.
Interim Consolidated Statements of Cash Flows
(expressed in United States dollars)

Nine months ended September 30	Note	2016	2015
Cash flows from operating activities:
Net loss		$(1,845,161)	$(1,529,621)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation		186,244	115,024
Stock compensation expense		182,008	176,183
Amortization of intangible assets		816,395	683,700
Amortization discount on warrants issued to creditors		503,166	582,924
Amortization of deferred financing costs		76,620	88,765
Changes in operating assets and liabilities:
Accounts receivable		165,331	(160,402)
Advanced billings on development arrangements		(800,000)	2,350,000
Prepaid expenses		(213,592)	(161,801)
Inventory		(692,395)	547,612
Accounts payable		1,044,730	(839,807)
Accrued expenses and customer deposits		72,160	3,358,505
Advances on development arrangements		(1,093,215)	(2,200,000)
Lease obligations		263,710	-
Due to/from related parties, net		803,928	(1,179,963)
Net cash provided by (used in) operating activities		(530,071)	1,831,119
Cash flows from investing activities:
Capital expenditures		(436,842)	(347,162)
Cash flows used in investing activities		(436,842)	(347,162)
Cash flows from financing activities:
Repayment of debt principal balance		(319,000)	(208,000)
Proceeds from issuance of Series A-1 Preferred Shares		720,118	-
Cash flows from (used in) financing activities		401,118	(208,000)
Net (decrease) increase in cash and cash equivalents		(565,795)	1,275,957
Cash, beginning of period		1,782,029	637,798
Cash, end of period		$1,216,234	$1,913,755

The Notes to the Interim Consolidated Financial Statements are an integral part of these interim consolidated financial statements

4

Apicore, Inc.
Notes to the Interim Consolidated Financial Statements
(unaudited - expressed in United States dollars)

1.	Background and Organization

Background

Apicore, Inc. (formerly ABC Pharma Acquisition Company, the “Company”) is the parent company of Apicore US, LLC (the “Subsidiary”), its sole operating entity. The Company, incorporated on March 19, 2014 in the State of Delaware, is engaged in the manufacture, development, marketing and selling of Active Pharmaceutical Ingredients (“API”) to generic pharmaceutical customers and provides custom synthesis for early phase pharmaceutical research of branded products. The Company also participates in collaborations with third parties in the research and development (“R&D”) stages of specific products. The Company purchases a substantial amount of inventory from an India based company, in which stockholders have an ownership interest in.

Organization

On July 3, 2014 pursuant to the terms and conditions of a Purchase Agreement (“PA”), the Company acquired (the “Acquisition”) 100% of Apicore LLC (“LLC”), from its members for a total consideration of $23,303,716, comprised of $16,477,316 of cash consideration, and the issuance of 3.5 million shares (amounting to $6,826,400) of Class C Common Shares (a 35% interest in the Company measured on diluted basis). Prior to July 3, 2014, the Company (and its predecessor) was a dormant entity, with 100 shares of $0.01 each outstanding, incorporated solely to effect the Acquisition. The results of operations and cash flows from the date of incorporation through July 2, 2014 were not significant. The LLC has been an operating company since 2003.

The acquiring investors hold 4,717,000 of Series A Convertible Preferred Stock. To supplement the funding of the Acquisition, the Company also entered into a debt financing for $10 million. The Acquisition has been accounted for as a business combination and the acquired assets and assumed liabilities at July 3, 2014 have been recorded at their relative fair values. The accompanying financial statements reflect the operations of the Company for the nine months ended September 30, 2016 and 2015.

R&D Arrangements & Business Risks

The Company may also pursue, if conditions are met and requisite approvals obtained, additional equity offerings (possibly resulting in the dilution of existing investors’ interests) and other long term debt arrangements, to fund the costs of product development arrangements (see Note 7), in process R&D projects and other operating and development costs. In addition, management believes it has the ability to curtail (or suspend) the funding of discretionary projects and initiatives to assist the Company in successfully managing its cash flow requirements in future periods. Should the Company be unable to generate operating cash flow or access available financing in the future, product development activities may need to be scaled back, deferred or discontinued. As a result, the realization of business plans and forecasted results may not be achieved.

2.	Summary of Significant Accounting Policies

The accounting policies and methods of computation applied by the Company in these consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2015.

5

Apicore, Inc.
Notes to the Interim Consolidated Financial Statements
(unaudited - expressed in United States dollars)

2.	Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”. The amendments in ASU 2016-15 provide cash flow statement classification guidance on the following eight topics: 1. Debt Prepayment or Debt Extinguishment Costs; 2. Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; 3. Contingent Consideration Payments Made after a Business Combination; 4. Proceeds from the Settlement of Insurance Claims; 5. Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies; 6. Distributions Received from Equity Method Investees; 7. Beneficial Interests in Securitization Transactions; and 8. Separately Identifiable Cash Flows and Application of the Predominance Principle. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company will evaluate the effects of these standards in future periods.

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company will evaluate the effects of these standards in future periods.

In February 2016, ASU 2016-02, Leases, was issued. This guidance will require companies who are lessees in a qualified lease to recognize, as assets and liabilities in their balance sheets, the rights and obligations created by those leases. This guidance will be effective for the Company beginning in 2020, with early application permitted. The Company will evaluate the effects of these standards in future periods.

3.	Debt Obligation

On July 3, 2014, the Company received $10,000,000 of funding from a consortium of lenders to fund, in part, the Acquisition and general working capital needs. Borrowings are collateralized by a security interest in substantially all of the Company’s assets, as well as the assets of an affiliated company (Apigen Investments Limited). The borrowing agreement is subject to certain reporting, financial and other covenants; including, but not limited to, defined fixed charge coverage ratios.

For the initial measurement period of the covenants (annual period ending June 30, 2015), the Company did not meet certain financial ratios stipulated by the covenants. The lenders subsequently provided a waiver and the debt agreement was amended on December 17, 2015, to restructure the financial ratios for measurement periods subsequent to June 30, 2015. As part of this amendment, the interest rate on the debt was increased from 12% to 15% per annum. Subject to meeting certain financial ratios in measurement periods subsequent to December 31, 2015, the interest rate will revert to 12% per annum. For each of the quarterly periods ended September 30, 2015 and December 31, 2015, the Company was in compliance with the restructured financial ratios.

Lenders and Company executed amendment to the loan agreement on September 27th 2016 to revise down interest rate to 12%, restructuring financial ratios, extending the loan maturity date to June 30th 2020 upon meeting certain conditions. As part of this amendment, Company was required to bring additional equity and Company issued 145,773 A-1 Preferred shares to raise $720,118. For each of quarterly periods ending March 31st 2016, June 30th 2016 and September 30th 2016, the Company was in compliance with the restructured financial ratios.

In connection with this financing, the lenders received 1,250,000 warrants to purchase Class D Common stock at an exercise price of $.01 per share. The fair value ascribed to these warrants ($2,425,000) was based on the fair value of the Company’s Common Class A stock ($1.95) on the date of the Acquisition. Such warrants have been classified as a discount to the debt in the accompanying consolidated balance sheet and are amortized over the term of the loan based on the effective interest rate method. Amortization expense on warrant costs amounted to $579,786 and $777,232 during 2016 and 2015, respectively. Amortization expense of deferred financing costs totaled $76,620 and $118,353, respectively, for 2016 and 2015.

As of September 30, 2016, the debt carries an interest rate of 12% per annum; the effective rate of interest on the debt, including the effects of the warrant grant, approximates 21% per annum. As of December 31, 2015, the debt carried an interest rate of 15% which resulted in an effective rate of interest of 24% per annum. Interest is payable at the end of each quarter and any unpaid principal and interest is due at the maturity date of June 30, 2018 or extended date of June 30, 2020.

6

Apicore, Inc.
Notes to the Interim Consolidated Financial Statements
(unaudited - expressed in United States dollars)

3.	Debt Obligation (continued)

Principal payments are based on levels of net income, as defined in the debt agreement, at periodic dates throughout the term of the agreement. Management currently estimates that future principal payments will be (exclusive of the effects of the aforementioned warrants and deferred financing costs):

Year Ending December 31:	Amount
Remainder of 2016	-
2017	1,500,000
2018	3,000,000
2019	4,500,000
2020	473,000
9,473,000

Less: unamortized warrant costs:
Remainder of 2016	167,722
2017	435,268
2018	130,595
733,585

Less: unamortized deferred financing costs:
Remainder of 2016	25,590
2017	66,281
2018	19,886
111,757

Debt at November 30, 2016, net	8,627,658

4.	Stockholders’ Equity

Series A Convertible Preferred Stock

On July 3, 2014, the Company and third party investors signed a subscription agreement that resulted in the Company receiving a cash investment of $9,200,037 for 4,717,000 shares of Series A preferred stock. There has been no change in the amount of Series A preferred stock outstanding at November 30, 2016 and December 31, 2015.

Series A preferred stock provides the holder with preferences in distributions, registration of shares (in the event of certain occurrences), voting rights, Board of Director representation and conversion features (into Class A Common Stock). The Series A preferred stock also provides a cumulative return of 8% on the investment amount, payable in the form of a dividend which is payable only upon declaration. The accumulated dividend of $322,985 for the 2014 Period and $736,000 for the year ended December 31, 2015 (aggregating to $1,058,985) has not been declared at September 30, 2016. The liquidating preference amount is arrived by including the accumulated dividend and the preferred stock investment. The dividend to preferred holders is designed to facilitate an annual minimum return and it provides preference over all classes of common stockholders in the event of a liquidation of the Company. In addition to the minimum 8% return, the preferred stockholders are entitled to participation in the distribution, if any, of surplus profits along with the common stock holders.

The Series A preferred stockholders will vote together with the holders of common stock as a single class. The preferred stockholders also have an option to convert into 4,717,000 shares of Class A common stock. The initial conversion price was agreed upon to be $1.95 per share. The prices for subsequent conversions are to be adjusted based on the terms of the amended and restated Certification of Incorporation.

The preferred shares are subject to a redemption right which can be exercised by the preferred stockholders anytime on or after December 31, 2019. Upon exercise, the Company is required to redeem these shares in three equal annual installments calculated at a price equal to the greater of: (a) the defined liquidation amount and accumulated dividends and (b) the then fair market value as defined and agreed to by the parties.

7

Apicore, Inc.
Notes to the Interim Consolidated Financial Statements
(unaudited - expressed in United States dollars)

4.	Stockholders’ Equity (continued)

During the nine months ended September 30, 2016, the Company issued 145,773 Series A-1 Preferred Shares for gross proceeds to the Company of $720,118.

Common Stock

As part of the Acquisition, the Company issued: (a) 533,000 shares of Class B common stock as consideration for investment advisory services, which were valued at $1.95 per share at the date of Acquisition; and (b) 3.5 million shares of Class C common stock to the LLC sellers as part consideration for the purchase agreement. The Company issued 25,000 shares of Class E Common Stock in 2015; proceeds of which were received from an exercise of stock options. The voting, dividend and liquidation rights of the common stockholders are subject to, and qualified, by the rights and preferences of the Preferred Stockholders. However, the various classes of common stock contain similar voting rights as those afforded to the Preferred Stockholders. The rights and privileges among the common classes are the same.

Stock Option Plan

On July 28, 2014, the Company’s Board of Directors approved the 2014 Equity Incentive Plan (the “Plan”). The Plan provides for the granting of awards in the form of options and other awards under the Plan to employees and third parties. The Plan provides that the exercise price of an option shall not be less than 100% of the defined fair market value (110% for 10% shareholders in the case of incentive stock options) on the date of the award. As of November 30, 2016, the Company has reserved up to maximum of 1,020,000 shares of Common Stock Class E type for issuance upon exercise. The Company engaged an independent firm to perform a valuation of the Company’s Class E Common Stock in February 2016, the fair value of the Company’s Class E common stock was determined to be $1.69

Stock Option Awards

In 2015, the Company awarded 310,000 Class E Stock options at an exercise price of $0.43 to be granted to employees (285,000) and to an Independent Director (25,000). The fair value of the Company’s common stock (used in valuing unit incentive awards) was based on a third party valuation as of February 19, 2015.

In 2016, the Company awarded 200,000 Class E Stock options at an exercise price of $1.69 to be granted to employees. The fair value of the Company’s common stock (used in valuing unit incentive awards) was based on a third party valuation as of February 29, 2016.

At September 30, 2016 and December 31, 2015, 433,333 and 208,333 of the incentive stock options have vested, respectively. The contractual terms of the option grants are 10 years.

Modification of 2014 Awards

In 2015, the Board approved a modification of the $1.95 per share exercise price of all the 450,000 stock options originally issued in 2014; as a result, the exercise price of such 2014 options was repriced to $0.43 per share based on the aforementioned valuation report. This modification resulted in an incremental cost of $64,178 related to the repricing of the 2014 options. Of this amount, $44,812 was expensed and the remaining $19,366 will be expensed in future periods as the options vest.

Financial Effects & Activity in Awards

The stock compensation expense related to these awards totaled $182,008 for the nine months ended September 30, 2016 and is included in “Selling, general and administrative” expenses ($170,988), “Cost of goods sold” ($7,121) and “Research and development” expenses ($3,899) in the accompanying interim consolidated financial statements. The stock compensation expense related to these awards as well as the modifications, totaled $176,183 for the nine months ended September 30, 2015 and is included in “Selling, general and administrative” expenses in the accompanying interim consolidated financial statements. The total compensation cost related to non-vested awards not yet recognized totaled $442,230 as at September 30, 2016, and will be recognized over the remaining vesting period which approximates 2.4 years.

8

Apicore, Inc.
Notes to the Interim Consolidated Financial Statements
(unaudited - expressed in United States dollars)

4.	Stockholders’ Equity (continued)

Activity with respect to awards was as follows for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively:

	Number of Shares	Weighted-Average Exercise Price
Balance, at December 31, 2014	450,000	$1.95
Granted	310,000	$0.43
Exercised	(25,000)	$0.43
Forfeitures	(10,000)	$0.43
Balance, at December 31, 2015	725,000	$0.43
Granted	200,000	$1.69
Balance, at September 30, 2016	925,000	$0.70

Vested, September 30, 2016	433,333	$0.43
Vested, December 31, 2015	208,333	$0.43

The following tables summarize additional information regarding awards outstanding and exercisable at September 30, 2016 and December 31, 2015, respectively:

September 30, 2016:

	Awards Outstanding			Awards Exercisable
			Weighted-		Weighted-
		Weighted-	Average		Average
Exercise	Outstanding	Average	Exercise	Number	Exercise
Price	Awards	Contractual Life	Price	Exercisable	Price
$0.70	925,000	6.5	$0.70	433,333	$0.43

December 31, 2015:

	Awards Outstanding			Awards Exercisable
			Weighted-		Weighted-
		Weighted-	Average		Average
Exercise	Outstanding	Average	Exercise	Number	Exercise
Price	Awards	Contractual Life	Price	Exercisable	Price
$0.43	725,000	7.3	0.43	208,33	$0.43

The fair value of the options granted during the nine months ended September 30 2016 was $0.94. Significant assumptions used in the valuation of options were: interest rates of 1.45%; volatility of 57.5%, no dividend yield, and an expected term of 6.5 years. The fair value of each option granted in 2015 was $0.25. Significant assumptions used in the valuation of options were: interest rates of 2.11%: volatility of 56%, no dividend yield, and an expected term of 7.3 years. In both periods, attrition factors were not considered given the finite number of participants in the Plan.

Non-vested stock options at September 30, 2016 and December 31, 2015 totaled 491,667 and 516,667, respectively. There was no intrinsic value ascribed to the stock options outstanding and exercisable at September 30, 2016 and December 31, 2015.

Warrants

During 2014, the Company issued 1,250,000 warrants to creditors. Each warrant is exercisable for one share of Class D common stock. The warrants have an exercise price of $.01 and an exercise period of ten years. The fair value of these warrants issued to the lenders was recorded as a discount to the carrying value of the debt (as a cost of attracting the funding) and an increase to additional paid-in-capital in 2014. No warrants were exercised at September 30, 2016 and December 31, 2015.

Stock Available for Issuance

At September 30, 2016, the Company had authorized for future issuance: (i) 6,462,773 of Classes A, B, C and D common shares (ii) 283,000 Series A Preferred shares, and (iii) 1,775,000 of Class E Common shares.

5.	Related Party Transactions

The Company purchases a substantial amount of its inventory from related parties. Apicore Pharmaceuticals Pvt. Ltd (“APPL”) is under the control of the Company’s stockholders. Aktinos Pharmaceuticals Pvt. Ltd. (“Aktinos”) and Omgene Life Sciences Pvt. Ltd. (“Omgene”) are India based entities which are considered related parties, as a family member of one of the Company’s directors has a minority ownership in these entities. APPL, Aktinos and Omgene sell intermediate and key starting material used in the manufacturing of API to the Company.

9

Apicore, Inc.
Notes to the Interim Consolidated Financial Statements
(unaudited - expressed in United States dollars)

5.	Related Party Transactions (continued)

During the nine months ended September 30, 2016 and 2015 Company transactions with related parties included the following:

	2016	2015
Purchases (included in the determination of costs of goods sold) from APPL (a manufacturer of API in its approved facility)	$5,575,132	$3,466,020
Purchases (included in the determination of costs of goods sold) from Aktinos	$675,120	$169,000
Research and development expenses paid to Omgene	$45,000	$225,000
Rent expense - incurred to Dap Dhaduk II, LLC (wholly owned entity of a stockholder of the Company)	$186,469	$182,813

At September 30, 2016 and December 31, 2015 balances with related parties are comprised of the following:

(Advances to) Account Payable - APPL, net	$155,150	$(716,441)
Accounts payable to Aktinos	$125,783	$663
Accounts payable to Omgene	$-	$67,000

6.	Commitments and Contingencies

Operating Lease

As disclosed, the Company leases their office and facilities space from a related party, under a non-cancelable agreement expiring in 2024. The terms of the agreement specify that the Company has the option to purchase the building and land for a pre-determined price as well as the option to renew the lease for an additional five year period.

Total future minimum rental payments pursuant to this agreement are as follows:

Year Ending December 31:	Amount
2016 remaining	$64,616
2017	256,133
2018	261,256
2019	266,481
2020	271,811
Thereafter	994,139
$2,114,436

Regulatory Environment

Any product designed and labeled for use in humans requires regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials to demonstrate safety and efficacy and other approval procedures of the FDA. Various Federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, labeling, distribution, storage, and record-keeping related to such products and their promotion and marketing. In addition, the current regulatory environment at the FDA could lead to increased testing and data requirements which could impact regulatory timelines and costs to the Company and its suppliers.

Stockholder Purchase Option

The investment advisor discussed in Note 3 to the consolidated financial statements for the year ended December 31, 2015, also a Class B common stock holder, has an option to purchase outstanding Series A Preferred Stock, Classes C, D, and E common stock, unexercised stock options and creditor warrants at a defined purchase price through July 3, 2017. This option is exercisable at any time over this period, subject to satisfactory closing conditions (or the absence of defined events that would terminate the option). The following subsequent event note will discuss the exercise of the option..

10

Apicore, Inc.
Notes to the Interim Consolidated Financial Statements
(unaudited - expressed in United States dollars)

7.	Subsequent events

Subsequent to September 30, 2016, on December 1, 2016, Medicure Inc. (“Medicure”) exercised its option rights to purchase the Series A Preferred Stock and the creditor warrants from those equity holders. Medicure acquired 4,717,000 Series A Preferred Shares and 1,250,000 Warrants to purchase Class D Common Shares in Apicore, Inc. for $23,000,000 and $1,840,000 respectively.

As a result of the option exercise described above, the Company’s remaining unvested stock options vested upon the change of control resulting from this transaction.

As well, during December, 87,500 stock options were exercised resulting in the issuance of 87,500 Class E Common Shares and gross proceeds of $37,625 to the Company. All Class E Common Shares, totaling 112,500, were subsequently purchased by Medicure from the shareholders for $549,000.

Additionally, on January 9, 2017 Medicure provided a secured loan in the amount of US$9.8 million to the Company resulting in the repayment of the Company’s existing debt (note 3). The loan bears interest at 12% per annum, matures on December 31, 2020 and is secured by a charge over the U.S. assets of Apicore.

11

SCHEDULE “D”

APIGEN INVESTMENTS LIMITED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

 (Begins on the following page.)

Interim Consolidated Financial Statements

(Expressed in United States dollars)

Apigen Investments Limited

For the nine months ended September 30, 2016

(Unaudited)

Apigen Investments Limited

Interim Consolidated Statements of Balance Sheets

(unaudited - expressed in United States dollars)

	Note	September 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents		$479,046	$84,142
Trade accounts receivable, net		690,364	483,880
Inventories	4	2,224,725	1,903,111
Prepaid expenses and other current assets		329,129	684,404
Due from related parties	7	155,150	-
Total current assets		3,878,414	3,155,537
Non-current assets:
Property, plant and equipment, net		5,934,469	6,051,198
Intangible assets, net		363,885	363,885
Investment securities		30,700	30,530
Other assets		85,943	93,146
Total assets		$10,293,411	$9,694,296
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	5	$339,441	$360,054
Current portion of long term borrowings	6	204,617	204,617
Trade accounts payable		1,745,451	808,815
Due to related parties, net	7	-	1,340,642
Accrued expenses and other current liabilities		580,769	462,129
Total current liabilities		2,870,278	3,176,257

Long-term borrowings, excluding current portion	6	544,615	698,466
Other liabilities		-	67,484
Deferred income taxes		102,915	100,345
Total liabilities		3,517,808	4,042,552
Stockholders’ Equity:
Issued, subscribed and fully paid up	8	280,757	875
Share premium		5,839,894	5,839,894
Retained earnings/(deficit)		654,952	(189,025)
Total Stockholder’s Equity		6,775,603	5,651,744
Subsequent events	9
Total liabilities and Stockholders’ Equity		$10,293,411	$9,694,296

See accompanying notes to the interim consolidated financial statements

1

Apigen Investments Limited

Interim Consolidated Statements of Operations and Comprehensive Income

(unaudited - expressed in United States dollars)

For the nine months ended September 30	Note	2016	2015
Revenues, net	7	$6,811,717	$6,456,234
Cost of goods sold		4,075,154	4,107,693
Selling, general and administrative		796,881	800,640
Research and development		362,649	192,511
Depreciation and amortization		666,563	480,482
Profit from operations		910,470	874,908
Other expense, net		(61,635)	(138,163)
Net Profit		$848,835	$736,745

Other Comprehensive Income
Currency translation adjustment		(4,858)	(27,524)
Total Comprehensive income		$843,977	$709,221

See accompanying notes to the interim consolidated financial statements

2

Apigen Investments Limited

Interim Consolidated Statement of changes in Stockholders’ equity

(unaudited - expressed in United States dollars)

	Note	Common Stock		Additional Paid-in	Accumulated Surplus	Total Stockholder's
		Shares	Amount	Capital	(Deficit)	Equity
Balance, December 31, 2014		10,000,000	$875	$5,839,894	$(231,466)	$5,609,303
Total Comprehensive income		-	-	-	42,441	42,441
Balance, December 31, 2015		10,000,000	$875	$5,839,894	$(189,025)	$5,651,744
Issuance of Series A-1 Preference Shares	8	145,772	279,882	-	-	279,882
Total Comprehensive income		-	-	-	843,977	843,977
Balance, September 30, 2016		10,145,772	$280,757	$5,839,894	$654,952	$6,775,603

See accompanying notes to the interim consolidated financial statements

3

Apigen Investments Limited

Interim Consolidated Statements of Cash Flows

(unaudited - expressed in United States dollars)

For the nine months ended September 30	Note	2016	2015
Cash flows from operating activities:
Net profit		$848,835	$736,745
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		666,563	480,482
		1,515,398	1,217,227
Changes in operating assets and liabilities, net:
Accounts receivable (including due from related parties)		(1,702,276)	(345,903)
Inventories		(321,614)	301,274
Other assets		277,735	30,964
Trade accounts payable		936,636	(245,993)
Accrued expenses, other current liabilities and other liabilities		118,640	334
Net cash provided by operating activities		824,519	957,903
Cash flow from investing activities:
Purchase of property, plant and equipment		(549,834)	(647,308)
Net cash used in investing activities		(549,834)	(647,308)
Cash flow from financing activities:
Proceeds of issuance of Class A-1 Preferred Shares		279,882	-
Repayments of long term borrowings		(153,851)	(204,850)
Repayments of short term borrowings		(20,613)	(141,026)
Net cash provided by (used in) financing activities		105,418	(345,876)
Effect of changes in exchange rates		14,801	(21,764)
Net increase (decrease) in cash and cash equivalents		394,904	(57,045)
Cash and cash equivalents, beginning of period		84,142	73,497
Cash and cash equivalents, end of period		$479,046	$16,452

See accompanying notes to the interim consolidated financial statements

4

Apigen Investments Limited

Notes to the interim consolidated financial statements

(unaudited - expressed in United States dollars)

1.	Organization and Nature of Operations

Incorporation history

Apigen Investments Limited (“Apigen” or “Parent Company”) was incorporated in Mauritius on June 27, 2014. With effect from July 3, 2014, Apigen acquired 100% ownership interest of Apicore LLC, a company incorporated in the United States of America (USA) (“Apicore LLC”), from Synergy Pharma. Apicore LLC is holding 100% equity shares in Apicore Pharmaceuticals Private Limited (“Apicore”) which was incorporated in India in July 2006 and is a 100% Export Oriented Unit, engaged in manufacture of Active Pharmaceutical Ingredient (API).

Apigen holds a Category 1 Global Business License under the Financial Services Act 2007 and is regulated by the Financial Services Commission. The principal activity of the Parent Company is to carry on business as an investment holding company. The registered address of the Parent Company is 4th Floor, Tower A, 1, Cybercity, Ebene, Mauritius.

2.	Summary of Significant Accounting Policies

The accounting policies and methods of computation applied by the Company in these consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2015

3.	Financial instruments and concentration of credit risk

Financial instruments that potentially subject the Group to concentration of credit risk are reflected principally in cash and cash equivalents, trade accounts receivable, prepaid and other assets, and investment securities.

The Group places its cash and cash equivalents with corporations and banks with investment grade ratings, limits the amount of credit exposure with any one corporation or bank and conducts ongoing evaluation of the credit worthiness of the corporations and banks with which it does business.

The major customer of the Group is primarily based in the USA and accordingly, trade accounts receivables are concentrated in the USA. To reduce credit risk, the Group performs ongoing credit evaluation of customers.

By their nature, all financial instruments stated above involve risk including the credit risk of non-performance by counterparties. In management’s opinion, as of September 30, 2016, other than those already accounted for, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments.

4.	Inventories

	September 30, 2016	December 31, 2015
Raw materials	$671,968	$657,243
Packing materials	6,624	7,248
Work in progress	671,342	622,894
Finished goods	874,791	413,619
Inventory in transit	-	202,107
	$2,224,725	$1,903,111

5

Apigen Investments Limited

Notes to the interim consolidated financial statements

(unaudited - expressed in United States dollars)

5.	Short-term borrowings

Apicore Pharmaceuticals Private Limited has taken a cash credit facility at an interest rate of Base Rate plus 2.70% p.a. (December 31, 2015 – 2.55% p.a.). The outstanding amount as at September 30, 2016 is $18,960 (December 31, 2015 - $45,054). These are secured by hypothecation by way of first charge on stock (inventories), book debts (trade receivables) and other assets.

Apicore Pharmaceuticals Private Limited has received a bank issued pre-shipment credit bearing interest at a rate of LIBOR plus 3.50% p.a. against export orders. The outstanding amount as at September 30, 2016 is $320,481 (December 31, 2015 - $315,000).

6.	Long-term borrowings

Long-term borrowings comprise the following:

	September 30, 2016	December 31, 2015
Term loan	$749,232	$903,083
Less: Current portion	204,617	204,617
	$544,615	$698,466

Term loans are secured by hypothecation of Land, Building, Machinery and equipment along with 2,726,530 equity shares of $0.16 of Apicore LLC and a guarantee given by directors of Apicore.

These loans are repayable in 84 months and carry a floating interest rate equal to bank rate plus 2.55% p.a.

The aggregate maturities of long-term debt, based on contractual maturities as of September 30, 2016 are as follows:

Within 1 year	$204,617
1-2 years	204,617
2-3 years	204,617
3-4 years	135,381
$749.232

7.	Related party transactions

The Group has entered into transactions with the following related parties:

	September 30, 2016	September 30, 2015
Services rendered to:
Apicore US LLC	$556,000	$432,688
Sale of goods to:
Apicore US LLC	5,015,637	3,067,562
	$5,571,637	$3,500,250

At September 30, 2016, Apicore US LLC had a balance due to the Company $155,150. At December 31, 2015, the Company had a balance owing to Apicore US LLC. of $1,340,642.

8.	Stockholders’ Equity

During the nine months ended September 30, 2016, the Company issued 145,772 Series A-1 Preferred Shares for gross proceeds to the Company of $279,882.

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Apigen Investments Limited

Notes to the interim consolidated financial statements

(unaudited - expressed in United States dollars)

9.	Subsequent events

Subsequent to September 30, 2016, on December 1, 2016, Medicure Mauritius Limited (“Medicure”) exercised its option rights to purchase interests in Apicore LLC from the Company. Medicure acquired 4,717,000 Series A Preferred Interests and 1,250,000 Warrants to purchase Class D Common Interests in Apicore LLC, for $8,250,000 and $660,000 respectively.

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